     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1995

                                                     REGISTRATION NO. 33-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          THE LINCOLN ELECTRIC COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                     OHIO                            34-0359955
         (STATE OR OTHER JURISDICTION             (I.R.S. EMPLOYER
             OF INCORPORATION OR               IDENTIFICATION NUMBER)
                 ORGANIZATION)


                             22801 ST. CLAIR AVENUE
                             CLEVELAND, OHIO 44117
                                 (216) 481-8100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           FREDERICK G. STUEBER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          THE LINCOLN ELECTRIC COMPANY
                             22801 ST. CLAIR AVENUE
                             CLEVELAND, OHIO 44117
                                 (216) 481-8100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                             DAVID P. PORTER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            DAVID A. SCHUETTE, ESQ.
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                 (312) 701-7363

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after this Registration Statement has become effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                                          CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                                                PROPOSED
                                                                PROPOSED        MAXIMUM
                                                                MAXIMUM        AGGREGATE
            TITLE OF EACH CLASS                AMOUNT TO     OFFERING PRICE     OFFERING       AMOUNT OF
       OF SECURITIES TO BE REGISTERED       BE REGISTERED(1)   PER SHARE(3)     PRICE(3)    REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
Class A Common Shares, without par value....       (2)            $(2)        $130,000,000      $44,828

============================================================================================================

(1) Includes           shares to cover over-allotment options granted by the
    Company and Selling Shareholders to the Underwriters.

(2) To be filed by amendment following shareholder approval of the Class A Common Shares to be registered hereby.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                              THE RECAPITALIZATION

     THE COMPANY IS PURSUING A RECAPITALIZATION AUTHORIZING A NEW CLASS OF NON-VOTING COMMON SHARES (THE "CLASS A COMMON SHARES") THAT WILL INCLUDE THE CLASS A COMMON SHARES CONTAINED IN THE OFFERING TO WHICH THIS REGISTRATION STATEMENT APPLIES. THE AUTHORIZATION OF THE CLASS A COMMON SHARES IS SUBJECT TO SHAREHOLDER APPROVAL, WHICH IS BEING SOLICITED IN CONNECTION WITH THE COMPANY'S ANNUAL MEETING SCHEDULED TO BE HELD ON MAY 23, 1995. THE RECAPITALIZATION ANTICIPATES A DISTRIBUTION SHORTLY BEFORE THE CONSUMMATION OF THE OFFERING TO WHICH THIS REGISTRATION STATEMENT APPLIES OF A DIVIDEND OF ONE CLASS A COMMON SHARE FOR EACH OUTSTANDING SHARE OF THE COMPANY'S VOTING COMMON STOCK. UNLESS OTHERWISE SPECIFIED, THE FORM OF PROSPECTUS CONTAINED HEREIN ASSUMES THAT THE AUTHORIZATION OF THE CLASS A COMMON SHARES HAS OCCURRED.

                          [NOT PART OF THE PROSPECTUS]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 27, 1995

PROSPECTUS

                         [                    ] SHARES

[LOGO]                    THE LINCOLN ELECTRIC COMPANY
                             CLASS A COMMON SHARES

                            ------------------------

    Of the            Class A Common Shares, without par value, offered hereby,
           are being sold by The Lincoln Electric Company, an Ohio corporation
(the "Company"), and            are being sold by certain selling shareholders
(the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Class A Common Shares by the Selling Shareholders. See "Selling Shareholders."

    Prior to the Offering, there has been only a limited public market for securities of the Company, and no public market for the Class A Common Shares. It is currently estimated that the initial public offering price will be between $ and $ per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

    The Class A Common Shares are a newly created class of non-voting shares. The Class A Common Shares are substantially identical to the voting common shares of the Company, except that holders of Class A Common Shares have no voting rights other than upon the occurrence of certain events described in the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") and as required by Ohio law. See "Description of Capital Stock." The Company has applied to have the Class A Common Shares approved for quotation, subject to official notice of issuance, on the NASDAQ National Market under the symbol "LECOA."

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON SHARES OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================
                                                                                           PROCEEDS TO
                                 PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                  PUBLIC           DISCOUNT(1)          COMPANY(2)       SHAREHOLDERS(2)
- ---------------------------------------------------------------------------------------------------------
Per Share.................          $                   $                   $                   $
- ---------------------------------------------------------------------------------------------------------
Total(3)..................          $                   $                   $                   $
=========================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses estimated at $      and $      payable by the
    Company and by the Selling Shareholders, respectively.

(3) The Company and the Selling Shareholders have granted to the several Underwriters options, exercisable within 30 days of the date hereof, to
    purchase up to an additional       Class A Common Shares from the Company
    and an additional       Class A Common Shares from the Selling Shareholders
    solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company
    and Proceeds to Selling Shareholders will be $    , $    , $    and $      ,
    respectively. See "Underwriting."

                            ------------------------

    The Class A Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Class A Common Shares will be made in New York, New York on or
about          , 1995.

                            ------------------------
MERRILL LYNCH & CO.
                            J.P.  MORGAN SECURITIES INC.

                                                  MCDONALD & COMPANY
                                                         SECURITIES, INC.
                            ------------------------

           THE DATE OF THIS PROSPECTUS IS                    , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     2. The description of the Company's Class A Common Shares set forth in the Company's Registration Statement on Form 8-A filed under Section 12 of
        the Exchange Act on           .

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT ARE INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO FREDERICK G. STUEBER, ESQ., VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, THE LINCOLN ELECTRIC COMPANY, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 22801 ST. CLAIR AVENUE, CLEVELAND, OHIO 44117, TELEPHONE NUMBER (216) 481-8100. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

                                [Photos to come]

                                [Photos to come]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. All share amounts and per share financial information presented in this Prospectus (except within the consolidated financial statements and related notes and as expressly indicated otherwise) have been adjusted to assume the reclassification of the Company's voting common shares, the creation of the Class A Common Shares and the issuance of a dividend of one Class A Common Share for each outstanding share of the Company's voting common shares. Such dividend will have the same effect on the total number of common shares outstanding as a two-for-one share split. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting."

                                  THE COMPANY

     The Lincoln Electric Company is one of the world's largest designers and manufacturers of arc welding products, manufacturing a full line of arc welding equipment and consumable welding products. The Company, now entering its second century of operations, also manufactures a broad line of integral horsepower industrial electric motors. The Company's welding products are used in a wide range of industrial applications, including the manufacturing of automobiles, trucks, heavy machinery, railcars and ships, and the construction of buildings, bridges, oil platforms and pipelines. The Company distributes its products through a large, technically trained sales force and a broad distribution network.

     According to market estimates, the Company believes that it maintains a market leading 42% share of the United States arc welding consumables business and a top-tiered share of the United States arc welding equipment business. The Company also believes that it is the low-cost full line producer in the approximately $750 million United States arc welding consumable products business. To retain its leading position in the United States, the Company has made substantial investments in facilities and equipment to improve production efficiencies and further achieve manufacturing cost reductions.

     The Company's welding products business, which in 1994 contributed over 93% of the Company's net sales, primarily involves the design, manufacture and distribution of arc welding equipment and consumable welding products. Arc welding, which today is the most common industrial welding process, uses the concentrated heat of an electric arc to join metal by fusion with a deposit of molten metal, typically from a consumable electrode. The Company's arc welding equipment products include welding machines, power sources and automated welding systems and range from basic units used for light manufacturing and maintenance to highly sophisticated machines used in robotic applications, high production welding and fabrication. The Company's consumable products, designed for use with arc welding equipment, include a full line of manual electrodes, fluxes and wires. The Company also participates in businesses that are closely related to its arc welding business, including the manufacture of oxy-fuel welding and cutting torches, gas flow control devices (regulators) and industrial gases.

     The Company also designs, manufactures and sells a broad line of steel, aluminum and cast iron frame integral horsepower electric motors for use in industrial applications. In 1992, the Company acquired the industrial electric motor operations of the Delco division of General Motors Corporation in Dayton, Ohio, substantially expanding its market position and broadening its product line. Presently, the Company's line of steel and aluminum frame industrial electric motors ranges from 1/3 to 250 horsepower and up to 1,250 horsepower for cast iron motors.

     The Company expects to build on its position as a leader in the domestic arc welding industry with continued market penetration facilitated by a broad range of new product offerings and further capacity additions. Furthermore, management believes that long-term growth requires a strong global presence. From 1985 to 1992, the Company expanded its international business by completing 12 acquisitions with operations in 13 foreign countries. In 1992, the Company, under the leadership of newly promoted chief executive and chief operating officers, refocused and redirected its global strategy and initiated a major restructuring to downsize and streamline certain unprofitable operations in Europe, South America and Japan. While in 1992 and 1993 the Company experienced losses, primarily as the result of restructuring charges, the Company's domestic arc welding operations maintained strong net sales and operating profitability. In 1994, the Company reported the highest net sales, net income and net income per common share in its history. In that same year, the Company's foreign operations returned to profitability.

     The Company was founded in 1895 by John C. Lincoln and originally manufactured electric motors and generators. The Company entered the arc welding business, then in its infancy, in 1911. The Company is widely recognized for its implementation of the "incentive management system" developed by John C. Lincoln's brother, James F. Lincoln, who headed the Company from 1914 to 1965. Current practices of the system include an emphasis on piecework and an annual bonus system based on individual performance and Company results, with employee stock ownership plans and guaranteed employment as described herein. The Company believes that the corporate culture resulting from its incentive management system has increased productivity, led to enhanced operating flexibility and contributed to the Company's industry leadership position.

     The Company's business strategy is to continue to strengthen its operations in the United States and internationally, and to exploit opportunities for growth. Key elements of the Company's business strategy include:
     - Manufacturing High Quality Products. The Company enjoys a worldwide reputation for manufacturing consistently high quality, state of the art products that are robust and rugged. Manufacturing efficiencies, flexibility and quality are enhanced by the Company's high degree of vertical integration. All of the Company's worldwide consumable manufacturing facilities and its domestic machine and motor facilities meet ISO 9002 standards. A key element of the Company's incentive management system is the individual employee's responsibility for the quality of the product produced.

     - Highly Productive and Motivated Workforce. The Company believes its incentive management system has increased productivity, led to enhanced operating flexibility and contributed to the Company's industry leadership position. In the core United States operations, absenteeism of less than 2%, and turnover rates among employees with more than 180 days of service of approximately 4%, help drive productivity, while management's ability to reassign employees to where they are most needed provides greater operating flexibility.

     - Advanced Engineering Expertise. The Company is a leader in the development of innovative, value added products. The efforts of its engineers, many of whom have been granted patents and awards for their contributions to welding technology, have helped the Company gain a global leadership role in the design of welding products for such critical applications as gas and oil pipelines, offshore drilling platforms and nuclear submarines.

     - Strong Distribution Network. In the United States, the Company supports the most extensive distribution network in the domestic welding industry. The Company's domestic distribution network includes 1,000 welding distributors, 1,050 motor distributors, and seven strategically located distribution centers designed to deliver 95 percent of all standard products within 48 hours. The Company and its foreign subsidiaries have approximately 1,250 distributors outside the United States.

     - Large, Technically Trained Sales Force. The Company's domestic sales force primarily consists of engineers experienced in welding who, with support from the Company's Welding Technology Center and Research and Development and Engineering departments, can provide the customer with practical, timely and cost-saving solutions to problems. Located in 34 district offices, the Company's highly trained domestic sales force numbers approximately 260 individuals, each with the ability to conduct welding demonstrations and train distributor personnel in the use of the Company's products. The Company's foreign subsidiaries have a sales force that totals more than 265 individuals, with approximately 130 operating out of the Company's various European subsidiaries.

     - Focused Growth in New Markets. The Company believes that international markets will provide expanded opportunities for increased sales of both basic and advanced technology products. Part of the Company's growth strategy is focused on marketing its existing products into Central Europe, Asia, Latin America and other developing economies to take advantage of the significant number of infrastructure projects planned in these economies in the next decade. The Company's strategy to gain entry in new markets includes formation of joint ventures with local partners and the use of licensing or private labeling arrangements to build market share before engaging in capital intensive projects such as construction of local manufacturing facilities. Also as part of its growth strategy, the Company is expanding its integral horsepower industrial electric motor facility and anticipates continued development of this business.

                              THE RECAPITALIZATION

     The Company is pursuing a recapitalization plan (the "Recapitalization") that includes the authorization of the Class A Common Shares, which is a new class of non-voting common shares (the "Class A Common Shares"). The
Recapitalization anticipates a distribution payable on [       , 1995] (the
"Distribution Date"), to holders of record of the Company's outstanding voting
common shares as of        , 1995, of a dividend of one Class A Common Share for
each outstanding share of the Company's voting common shares (the "Distribution"). Prior to the adoption of the Recapitalization, the Company had two authorized and outstanding classes of voting common shares. Following the Recapitalization, the Company's authorized capital consists of two voting classes, the Common Shares, without par value (the "Common Shares"), and the Class B Common Shares, without par value (the "Class B Common Shares"), and one non-voting class, the Class A Common Shares. The Common Shares, the Class A Common Shares and the Class B Common Shares are collectively referred to herein as the "Common Equity." See "Description of Capital Stock."

     The Lincoln Family (as defined herein) owns approximately 48% of the Company's Common Equity. In addition, as the Company's incentive management system has strongly favored employee stock ownership, the Employee Constituency (as defined herein) beneficially owns approximately 28% of the Company's Common Equity. The remaining 24% of the Company's outstanding Common Equity is held by the public.

                                  THE OFFERING

Class A Common Shares offered by
  the Company......................  x,xxx,xxx shares
Class A Common Shares offered by
  the Selling Shareholders.........  x,xxx,xxx shares
Common Equity outstanding after the
  Offering:
     Common Shares.................  xx,xxx,xxx
     Class A Common Shares.........  xx,xxx,xxx
     Class B Common Shares.........  x,xxx,xxx
                                     ----------
       Total Common Equity.........  xx,xxx,xxx
Rights of Class A Common Shares....  The Class A Common Shares offered hereby have no voting rights, other than upon the occurrence of certain events
                                     described in the Company's Articles of Incorporation and
                                     as required by Ohio law; the Common Shares and Class B
                                     Common Shares each have one vote per share. Each Class A
                                     Common Share has rights equal to those of the Common
                                     Shares and Class B Common Shares with respect to cash
                                     dividends, stock splits, consideration payable in a
                                     merger or consolidation and distributions upon
                                     liquidation. See "Dividend Policy" and "Description of
                                     Capital Stock."
Class A Common Share Protection
  Feature..........................  Holders of Class A Common Shares will have the opportunity to participate in any premium paid in the
                                     future for a significant block (15% or more) of the
                                     voting Common Shares by a buyer who has not acquired a
                                     proportionate share of the Class A Common Shares (unless
                                     such acquiror forgoes voting rights with respect to all
                                     Common Shares held by such acquiror). See "Description
                                     of Capital Stock -- Class A Protection."
Use of Proceeds....................  The proceeds of the Offering to be received by the
                                     Company will be used to reduce outstanding indebtedness
                                     and for general corporate and working capital purposes.
                                     See "Use of Proceeds."
Proposed NASDAQ National Market
  symbols:(1)
     Common Shares.................  LECO
     Class A Common Shares.........  LECOA


- ---------------
(1) The Class B Common Shares do not trade on any organized market.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is summary financial data of the Company for the years 1990 through 1994 derived from the Company's audited consolidated financial statements for those years. All share and per share information is adjusted for the Recapitalization. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                      1994        1993        1992        1991        1990
                                                    --------    --------    --------    --------    --------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.......................................  $906,604    $845,999    $853,007    $833,892    $796,671
  Gross profit....................................   350,345     313,204     299,904     312,063     286,176
  Operating income before restructuring...........    88,664      36,201         709      40,348      26,965
  Restructuring charges (income)..................    (2,735)     70,079      23,897          --          --
  Operating income (loss).........................    91,399     (33,878)    (23,188)     40,348      26,965
  Income (loss) before income taxes and cumulative
    effect of accounting change...................    80,168     (46,950)    (34,430)     34,411      30,360
  Net income (loss)...............................    48,008     (38,068)    (45,800)     14,365    $ 11,052
  Net income (loss) per common share..............      2.19       (1.75)      (2.12)        .67         .52
  Weighted average number of common shares
    outstanding (000's)...........................    21,940      21,704      21,593      21,580      21,389
PRO FORMA OPERATING RESULTS:(1)
  Net income per common share.....................
  Weighted average number of common shares
    outstanding (000's)...........................
OPERATING DATA:
  Net sales:
    United States.................................  $641,607    $543,458    $487,145    $459,768    $494,016
    Non-United States.............................   264,997     302,541     365,862     374,124     302,655
  Pre-tax profit (loss):
    United States.................................  $ 71,650    $ 42,570    $ 24,860    $ 45,742    $ 36,946
    Non-United States.............................     9,465     (91,768)    (60,011)    (11,474)     (6,396)

                                                                               DECEMBER 31, 1994
                                                                       ---------------------------------
                                                                                           AS ADJUSTED
                                                                           ACTUAL              (2)
                                                                       --------------     --------------
                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..................................................       $169,310
  Total assets.....................................................        556,857
  Total debt.......................................................        212,946
  Total liabilities................................................        362,724
  Shareholders' equity.............................................        194,133
  Ratio of total debt to total capitalization......................           52.3%


- ---------------

(1) The unaudited pro forma net income per common share gives effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" as if the same had occurred on January 1, 1994. The pro forma net income per common share does not purport to be indicative of the results of operations that actually would have been achieved if the transactions described above had actually occurred on January 1, 1994, or that may be achieved in the future.

(2) The unaudited as adjusted balance sheet data gives effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" as if the same had occurred on December 31, 1994.


                           INVESTMENT CONSIDERATIONS

     Prospective investors should consider, in addition to the information set forth elsewhere in this Prospectus, the following matters in evaluating the Company and the Class A Common Shares offered hereby.

CYCLICALITY AND MATURITY OF THE WELDING INDUSTRY

     The arc welding industry in the United States is a mature industry that is cyclical in nature. The substitution of plastic, concrete and other materials impacts the use of fabricated metal parts in many products and structures. Increased offshore manufacturing by United States companies has contributed to slow growth rates in the domestic manufacturing industry and in turn has led to slower growth in the United States arc welding industry. During periods of economic expansion the welding industry has grown at double digit rates but has experienced contraction during periods of slowing industrial activity. There can be no assurance that during future periods of economic expansion the welding industry will experience the same double digit growth rates as it has in the past. Based on market estimates, the United States arc welding industry as a whole has grown at a compound annual nominal rate of approximately 3.4 percent over the past five years. Although the Company believes that its exposure to cyclical downturns is moderated by its broad customer base and the diversity of the industries it serves, cyclical downturns could have an adverse effect on period-to-period results.

INTERNATIONAL MARKETS

     Due to the limited long-term growth potential of the overall United States arc welding market, the Company's growth strategy is to increase the marketing of existing products into Central Europe, Asia, Latin America and other developing economies, and to increase its share in its current international markets. However, there can be no certainty that the Company will be successful in its expansion efforts. Manufacturing expansion by the Company in the last decade in Germany, Brazil, Venezuela and Japan did not prove successful, and resulted in losses, including restructuring charges of $70.1 million in 1993 and $23.9 million in 1992. Although the Company's foreign operations returned to profitability in 1994, there can be no assurance that such profitability will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Approximately 36% of the Company's net sales in 1994 (including its United States third party export sales) were made to purchasers located in foreign countries. Because of its foreign operations, the Company's business is subject to the currency risks of doing business abroad, including exchange rate fluctuations and limits on repatriation of funds.

     Further, many developing economies have a significant degree of political and economic uncertainty. Social unrest, the absence of trained labor pools and the uncertainty of entering into joint ventures or other partnership arrangements with local organizations have slowed business activities in some large developing economies. The political and economic uncertainties present in these promising growth markets may adversely impact the Company's ability to implement and achieve its foreign growth objectives.

COMPETITION

     The arc welding industry is highly competitive. While the Company believes it is one of only a few worldwide broad line manufacturers of both arc welding equipment and consumable products, the Company competes in each of its businesses with other broad line manufacturers and numerous smaller competitors specializing in particular products.

     In recent years, the United States arc welding industry has been subject to increased levels of foreign competition. While the Company believes that it is the leader in the domestic consumable welding products business, this business has become more competitive, primarily in the commodity-type consumables segment, as low cost imports are occasionally available depending upon market conditions. The intensity of foreign competition is substantially affected by fluctuations in the value of the United States dollar against other currencies. The attractiveness of the United States welding marketplace to foreign exporters may be diminished by the recent substantial decline in the value of the United States dollar relative to certain foreign currencies. However, foreign exchange rates are subject to substantial fluctuations and there can be no assurance that this condition will continue to exist.

     Steel manufacturers have not traditionally been significant competitors in the domestic arc welding industry. There is competition in the arc welding consumables business in some foreign countries, such as Japan, from integrated steel producers who manufacture selected consumable products. If this practice were to occur in countries in which the Company is a more active participant, the Company could be adversely affected by increased competition from such integrated steel producers. The Company's expansion into some foreign countries also could be adversely affected if steel manufacturers in those countries become more active in the arc welding consumables business.

NON-VOTING SHARES

     The Class A Common Shares have no voting rights other than upon the occurrence of certain events described in the Company's Articles of Incorporation and as required by Ohio law, generally relating to proposals that would change the par value of the Class A Common Shares, alter or change the express terms of those shares, or otherwise affect them in a substantially prejudicial manner. Consequently, holders of Class A Common Shares will not be entitled to elect directors or vote on other matters customarily decided by shareholders, such as mergers, consolidations or the sale of all or substantially all of the Company's assets. See "Description of Capital Stock."

CONTROL BY LINCOLN FAMILY AND EMPLOYEES

     Upon completion of the Offering (assuming no exercise of the Underwriters' over-allotment options), the Lincoln Family (as defined herein) will
beneficially own approximately   % of the Company's outstanding shares,
including   % of the Company's voting shares. In addition, the Company estimates that the Employee Constituency (as defined herein) will beneficially own
approximately   % of the Company's outstanding shares, including   % of the
Company's voting shares. Under Ohio law and the Company's Articles of Incorporation, certain transactions, including certain mergers or consolidations, and amendments to the Company's Articles of Incorporation, require the approval of at least two-thirds of the voting power of the Company. Consequently, in the event the Lincoln Family and/or the Employee Constituency vote together, they will have the effective ability to direct the affairs of the Company or to block approval of certain transactions. Holders of Common Shares who also hold Class A Common Shares can sell Class A Common Shares without adversely affecting their voting power. See "Selling Shareholders" and "Description of Capital Stock."

     As used herein, the term "Lincoln Family" means any person who is a descendant of, or who is related by blood or marriage to a descendant of, James
F. Lincoln or John C. Lincoln, any trusts or similar arrangements for any of the foregoing, any foundations established by any of the foregoing, the Estate of Helen C. Lincoln (and any executor or administrator thereof) and any corporation (other than the Company) or partnership in which a majority of the outstanding shares or partnership interests are owned by any of the foregoing. As used herein, the term "Employee Constituency" means current and former employees of the Company and their relatives (including the Company's Employee Stock Ownership Plan, the "ESOP").

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Shares or Class A Common Shares by the Company or its existing shareholders could adversely affect the prevailing market price of the Class A Common Shares. The Company, its directors and executive officers, the Selling Shareholders and certain other of its existing shareholders have agreed that they will not for a period of 180 days following the date of this Prospectus, without the prior written consent of the representatives of the Underwriters, offer, sell, contract to sell or otherwise dispose of any Common Shares or Class A Common Shares or any security convertible or exchangeable into or exercisable for Common Shares or Class A Common Shares. Following the Offering, the Company's directors and executive officers, the Selling Shareholders and such other of its existing shareholders will hold in the
aggregate approximately   % of the Company's Common Shares and   % of the
Company's Class A Common Shares.

     Although there is only a limited trading market for the Common Shares, virtually all of the Common Shares, other than Common Shares held by affiliates of the Company, are freely tradable. The Class B Common Shares are only issued to the ESOP and are not freely tradable. In addition to the Class A Common Shares offered hereby, the Board of Directors has declared a dividend consisting of one Class A Common Share for each outstanding Common Share and Class B Common Share. All of such Class A Common Shares, other than those held by affiliates of the Company, a small number subject to certain contractual transfer restrictions and those covered by agreements described in the preceding paragraph, will be freely tradable. Shares held by affiliates of the Company are subject to certain restrictions on resale under the Securities Act, but may be resold in accordance with the volume and manner of sale restrictions of Rule 144 under the Securities Act. Accordingly, sales of substantial amounts of Class A Common Shares or Common Shares in the public market, or the perception that such sales may occur, may adversely affect the trading price of the Class A Common Shares.

ANTI-TAKEOVER PROVISIONS AND STATE ANTI-TAKEOVER LAWS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations, as well as provisions of Ohio law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. As a result, shareholders may be denied an otherwise available opportunity to receive a premium for their shares. See "Description of Capital Stock -- Anti-Takeover Provisions and State Anti-Takeover Laws."

ABSENCE OF PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Class A Common Shares and only a limited trading market for the Common Shares. The Company has applied for listing of the Class A Common Shares and the Common Shares for quotation on the NASDAQ National Market. However, there can be no assurances that an active trading market for either class of shares will develop or be sustained after the Offering. Accordingly, no assurance can be given as to the liquidity of the market for the Class A Common Shares or the price at which any sales may occur, which price will depend upon the number of holders thereof, the interest of securities dealers in maintaining a market in the Class A Common Shares and other factors beyond the control of the Company. The initial public offering price was determined solely by negotiations among the Company and the representatives of the Underwriters based on several factors and does not necessarily reflect the market price of the Class A Common Shares after the Offering. The market price of the Class A Common Shares could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Class A Common Shares will not decline below the initial public offering price. See "Underwriting." The Class A Common Shares may trade at prices above, below or the same as the prices at which the Common Shares trade. It is currently anticipated that there will be a greater number of Class A Common Shares available in the market than Common Shares; however, there can be no certainty that such will always be the case and a substantial increase in the number of Common Shares available in the market may adversely affect the trading price of the Class A Common Shares.

                                  THE COMPANY

     The Company was founded in 1895 by John C. Lincoln and originally manufactured electric motors and generators. The Company entered the arc welding business, then in its infancy, in 1911. The Company is widely recognized for its implementation of the "incentive management system" developed by John C. Lincoln's brother, James F. Lincoln, who headed the Company from 1914 to 1965. This system currently extends to substantially all full-time employees at the Company's core United States operations (consisting of its arc welding products and industrial electric motors production facilities located near Cleveland,
Ohio) as well as to employees in its long established operations in Canada and Australia. The system is based on several key concepts including (i) shared benefits from increased productivity and performance-based pay; (ii) fair treatment for all constituents, including valuing the employee as an individual, open communications between employees and managers, and service to the customer as a primary constituent; and (iii) displaying the highest integrity and ethics in all aspects of doing business. The Company currently implements these principles through several practices:

     - Piece Rate Pay -- Production employees receive no base salary but are instead compensated on a piecework basis (i.e., the number of quality units produced times a per unit price). There is no limit to the amount of piecework compensation that can be earned.

     - Guaranteed Employment -- The Company guarantees that each employee who has been employed by the Company's core United States operations for at least three years and who continues to maintain a satisfactory performance level will have the opportunity to work a minimum of 75 percent (or 30 hours) of a normal work week, but does not guarantee the rate of compensation. The Company has the right to transfer employees to other jobs as needed and to require them to work overtime as required, which contributes to a flexible response to production needs. The Company has reserved the right to terminate the guarantee by giving notice of such termination not less than six months prior to the end of any given year.

     - Open Communications -- Employees are encouraged to bring new ideas forward and, through the bonus, share in the rewards of producing better products. Open communications are furthered by a formal advisory board that focuses on increasing Company productivity, efficiency and quality control. The advisory board meets semi-monthly with the Chairman of the Board or President, maintaining a tradition started in 1914.

     - Promotion From Within -- The Company maintains a policy of promotion from within for qualified applicants. Any employee is entitled to apply for open jobs that are posted on employee bulletin boards.

     - Merit Rating System -- Employees are rated semiannually on four categories: ideas and cooperation, output, dependability and quality. An employee's rating determines his/her share of any results-based bonus money available. This system provides incentive for individual achievement while recognizing the value of teamwork.

     - Bonus -- Employees share in the results of increased operating efficiency. Since 1934, workers have received year-end bonuses based on their performance and Company results. During the last ten years these bonuses have in the aggregate averaged 70 percent of pay.

     The Company believes that the incentive management system results in many benefits to overall Company performance, including high quality products, higher productivity, substantial employee participation in manufacturing decisions, flexibility to assign employees where they are most needed, retention of employees, low employee absenteeism and improved control of expenditures in a business downturn.

     The Company's principal executive offices are located at 22801 St. Clair Avenue, Cleveland, Ohio 44117.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offering, after deducting the underwriting discount and estimated offering expenses, are
estimated to be approximately $     million (approximately $     million if the
over-allotment option granted by the Company to the Underwriters is exercised in
full), assuming an initial public offering price of $     per share. The Company
will not receive any proceeds from the sale of Class A Common Shares by the Selling Shareholders. The Company expects to apply all of the net proceeds to reduce its outstanding indebtedness including amounts outstanding under the existing multi-currency credit agreement ("Credit Agreement") and various short-term bank obligations. Borrowings under the Credit Agreement and the various short-term bank obligations have been used for a variety of general corporate purposes, including capital expenditures and working capital.

     The Credit Agreement permits borrowings of up to $200 million on a revolving basis and currently expires on October 1, 1997, unless extended. Interest on such borrowings can range from LIBOR (as defined in the Credit Agreement) plus .375% to LIBOR plus 1.125%, depending on the defined leverage rate. At March 31, 1995, borrowings under the Credit Agreement had a weighted average interest rate of 6.8%. At March 31, 1995, borrowings under these
short-term bank obligations had a weighted average interest rate of   %. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note D of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

     The Company has paid an annual dividend since 1915. Payment of future dividends, however, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

     A total of $8.1 million in dividends was paid in 1994, including a special dividend of $.02 per share ($0.2 million in the aggregate) in the fourth quarter of 1994. Management has expressed its intention of not continuing the practice of declaring special dividends in the future.

     The Company's existing long-term debt agreements contain financial covenants that place restrictions on the payments of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note D of Notes to Consolidated Financial Statements.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1994, and as adjusted to give effect to the Recapitalization and the Offering and the application of the estimated net proceeds therefrom. See
"Use of Proceeds." The information presented below should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial
Condition and Results of Operations."

                                                                         DECEMBER 31, 1994
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                       (DOLLARS IN THOUSANDS)
Short-term debt:
  Notes payable to banks............................................  $ 15,843
  Current portion of long-term debt.................................     2,272
                                                                      --------     -----------
     Total short-term debt..........................................    18,115
Long-term debt:
  Multi-currency Credit Agreement...................................   100,947
  8.98% Senior Note due 2003........................................    75,000
  Other borrowings due through 2023, interest at 2.00% to 13.74%....    21,156
  Less current portion of long-term debt............................    (2,272)
                                                                      --------     -----------
     Total long-term debt...........................................   194,831
                                                                      --------
     Total debt.....................................................   212,946

Shareholders' equity:
  Common Shares (1).................................................     2,103
  Class A Common Shares.............................................        --
  Class B Common Shares (2).........................................       100
  Additional paid-in capital........................................    25,447
  Retained earnings.................................................   176,965
  Cumulative translation adjustments................................   (10,482)
                                                                      --------     -----------
     Total shareholders' equity.....................................   194,133
                                                                      --------
       Total capitalization.........................................  $407,079      $
                                                                      ========     ===========

- ---------------

(1) Formerly designated as Common Stock.

(2) Formerly designated as Class A Common Stock.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     Set forth below are selected financial data of the Company for fiscal years
1990 through 1994, which have been derived from the Company's audited consolidated financial statements for these years. All share and per share information is adjusted for the Recapitalization. This information presented below should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Prospectus and "Management's
Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------

            INCOME STATEMENT DATA:                1994         1993         1992         1991         1990
                                                --------     --------     --------     --------     --------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................................  $906,604     $845,999     $853,007     $833,892     $796,671
Cost of goods sold............................   556,259      532,795      553,103      521,829      510,495
                                                --------     --------     --------     --------     --------
  Gross profit................................   350,345      313,204      299,904      312,063      286,176
Distribution cost/selling, general &
  administrative expenses.....................   261,681      277,003      299,195      271,715      259,211
                                                --------     --------     --------     --------     --------
  Operating income before restructuring.......    88,664       36,201          709       40,348       26,965
Restructuring charges (income)................    (2,735)      70,079       23,897           --           --
                                                --------     --------     --------     --------     --------
  Operating income (loss).....................    91,399      (33,878)     (23,188)      40,348       26,965
Interest income...............................     1,442        1,627        3,061        5,992       11,359
Other income..................................     3,067        2,922        4,433        3,803        3,128
Interest expense..............................   (15,740)     (17,621)     (18,736)     (15,732)     (11,092)
                                                --------     --------     --------     --------     --------
  Income (loss) before income taxes and
    cumulative effect of accounting change....    80,168      (46,950)     (34,430)      34,411       30,360
Income taxes (benefit)........................    32,160       (6,414)      11,370       20,046       19,308
                                                --------     --------     --------     --------     --------
  Income (loss) before cumulative effect of
    accounting change.........................    48,008      (40,536)     (45,800)      14,365       11,052
Cumulative effect of accounting change........        --        2,468           --           --           --
                                                --------     --------     --------     --------     --------
  Net income (loss)...........................  $ 48,008     $(38,068)    $(45,800)    $ 14,365     $ 11,052
                                                =========    =========    =========    =========    =========
  Net income (loss) per common share..........  $   2.19     $  (1.75)    $  (2.12)    $    .67     $    .52
                                                =========    =========    =========    =========    =========
Weighted average number of common shares
  outstanding (000's).........................    21,940       21,704       21,593       21,580       21,389
PRO FORMA OPERATING RESULTS:(1)
Net income per common share...................
Weighted average number of common shares
  outstanding (000's).........................
OPERATING DATA:
Net sales:
  United States...............................  $641,607     $543,458     $487,145     $459,768     $494,016
  Non-United States...........................   264,997      302,541      365,862      374,124      302,655
Pre-tax profit (loss):
  United States...............................  $ 71,650     $ 42,570     $ 24,860     $ 45,742     $ 36,946
  Non-United States...........................     9,465      (91,768)     (60,011)     (11,474)      (6,396)

                                                                               DECEMBER 31, 1994
                                                                       ---------------------------------
                                                                           ACTUAL         AS ADJUSTED(2)
                                                                       --------------     --------------
                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................................       $169,310
Total assets.......................................................        556,857
Total debt.........................................................        212,946
Total liabilities..................................................        362,724
Shareholders' equity...............................................        194,133
Ratio of total debt to total capitalization........................           52.3%


- ---------------

(1) The unaudited pro forma net income per common share gives effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" as if the same had occurred on January 1, 1994. The pro forma net income per common share does not purport to be indicative of the results of operations that would have been achieved if the transactions described above had actually occurred on January 1, 1994, or that may be achieved in the future.

(2) The unaudited as adjusted balance sheet data gives effect to the Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" as if the same had occurred on December 31, 1994.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is engaged primarily in the design, manufacture and sale of arc welding and other welding products, which represented 93% of the Company's 1994 net sales. The Company is one of the world's largest manufacturers of arc welding products. The Company also designs, manufactures and sells integral horsepower industrial electric motors.

     In 1994, the Company reported the highest net sales, net income and net income per common share in its history. This sales increase was broadly based and was primarily attributable to increased volume, higher selling prices and improved economic conditions in the United States, Canada and Europe. The Company believes that the high quality of its products, advanced engineering expertise and strong distributor network coupled with its large technically trained sales force, has permitted the Company to increase global market share.

     The Company's 1992 and 1993 earnings were negatively affected by restructuring charges taken by the Company to consolidate and reorganize foreign operations. In 1992, the Company recorded a restructuring charge of $23.9 million (without tax benefit, or $2.21 per share) as a result of decisions at that time by management to downsize and streamline certain non-United States operations (principally in Europe). The 1992 restructuring charge was primarily for severance pay, redundancies and other liabilities relating to the reorganization of the sales and distribution operations.

     The Company decided in late 1993 to further restructure its European, South American and Far Eastern operations. This resulted in the decision in early 1994 to terminate the operations of its Messer Lincoln subsidiary in Germany (the "German Subsidiary") as well as manufacturing operations in Brazil, Venezuela and Japan. Sales, marketing and distribution activities continue to be carried on in these countries, other than Venezuela, by other affiliates of the Company. The 1993 restructuring resulted in a charge of $70.1 million ($40.9 million after-tax, or $3.77 per share). The elements of this charge were: (i) asset writedowns in the amount of $45.9 million including goodwill of $8.9 million;
(ii) severance and other redundancy costs of $27.5 million; and (iii) a net credit of $3.3 million comprised of a claim settlement and other restructuring liabilities including estimated losses through the final facility closing dates in 1994. To date, approximately 1,400 employees have been terminated as a result of the 1992 and 1993 restructuring programs. The remaining cash outlays to complete the restructuring are expected to be incurred in 1995 and 1996. Management believes it has adequately provided for costs and expenses of the restructuring. Although European sales and profitability remained constrained in 1994, the 1992 and 1993 restructuring programs have returned the Company's European operations to profitability.

     Research and development expenditures by the Company, excluding the German Subsidiary expenditures, increased approximately 16.5% to $17.6 million in 1993 and increased 5.2% to $18.5 million in 1994. The Company believes that, over the past three years, expenditures for research and development activities have been adequate to maintain the Company's product lines and to introduce new products at an appropriate rate to sustain future growth. Expenditures on research and development are expected to increase in 1995.


RESULTS OF OPERATIONS

     The following table shows the Company's results of operations for the years ended December 31, 1994, 1993 and 1992:

                                                                   YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------------
                                                        1994                1993                1992
                                                   ---------------     ---------------     ---------------
                                                             % OF                % OF                % OF
                                                   AMOUNT    SALES     AMOUNT    SALES     AMOUNT    SALES
                                                   ------    -----     ------    -----     ------    -----
                                                                  (IN MILLIONS OF DOLLARS)
Net Sales........................................  $906.6    100.0%    $846.0    100.0%    $853.0    100.0%
Cost of Goods Sold...............................  556.2      61.3%    532.8      63.0%    553.1      64.8%
                                                   ------    -----     ------    -----     ------    -----
  Gross Profit...................................  350.4      38.7%    313.2      37.0%    299.9      35.2%
Distribution Cost/Selling
  General & Administrative Expenses..............  261.7      28.9%    277.0      32.7%    299.2      35.1%
                                                   ------    -----     ------    -----     ------    -----
  Operating Income before Restructuring..........   88.7       9.8%     36.2       4.3%      0.7       0.1%
Restructuring Charges (income)...................   (2.7 )    -0.3%     70.1       8.3%     23.9       2.8%
                                                   ------    -----     ------    -----     ------    -----
  Operating Income (loss)........................   91.4      10.1%    (33.9 )    -4.0%    (23.2 )    -2.7%
Other Income.....................................    3.1       0.3%      2.9       0.3%      4.4       0.5%
Interest Expense, Net............................  (14.3 )    -1.6%    (16.0 )    -1.9%    (15.6 )    -1.8%
                                                   ------    -----     ------    -----     ------    -----
  Income (loss) before Income Taxes..............   80.2       8.8%    (47.0 )    -5.6%    (34.4 )    -4.0%
Income Taxes (benefit)...........................   32.2       3.5%     (6.4 )    -0.8%     11.4       1.3%
  Income (loss) before Cumulative effect of
    Accounting Change............................  $48.0       5.3%    $(40.6)    -4.8%    $(45.8)    -5.3%
Cumulative effect to January 1, 1993 of change in
  method of accounting for income taxes..........                        2.5        .3%
                                                   ------    -----     ------    -----     ------    -----
Net Income (loss)................................  $48.0       5.3%    $(38.1)    -4.5%    $(45.8)    -5.3%
                                                   ========  =====     ========  =====     ========  =====


1994 COMPARED TO 1993

     Net Sales. Net sales for 1994 were $906.6 million, an increase of $60.6 million or 7.2% from $846.0 million for 1993. Net sales for 1993 include the sales of manufacturing operations (principally in Germany) that were closed in early 1994. Excluding the 1993 sales of the closed operations, sales for 1994 increased 17.0%. A portion of this increase was due to the absorption by the Company's other manufacturing operations of the sales formerly made by the closed operations. Sales from the Company's United States operations were $641.6 million in 1994 or 18.1% higher than 1993 sales of $543.5 million, attributable to volume and price increases. Non-United States sales in 1994 were $265.0 million compared to $302.5 million in 1993, a decrease of 12.4%. Excluding the 1993 sales of the closed operations, non-United States sales for 1994 increased 14.7% over non-United States sales for 1993 reflecting improved economic conditions in Europe and elsewhere in the world. A portion of this increase was also due to the absorption by the Company's other manufacturing operations of the sales formerly made by the Company's closed German Subsidiary. Total United States export sales were $105.3 million in 1994, an increase of $18.1 million or 20.8% from $87.2 million in 1993. This increase in export sales largely reflects improved worldwide economic conditions. In 1994, sales of certain new products were restricted by capacity limitations inherent in tooling up production which have now been resolved.

     Gross Profit. Gross profit increased to $350.4 million in 1994 as compared with $313.2 million in 1993. Gross profit as a percentage of sales improved to 38.7% in 1994 from 37.0% in 1993. This improvement in gross profit is largely attributable to a greater percentage of total sales coming from the higher margin United States operations in 1994. In addition, 1993 gross profit was unfavorably affected as it included lower gross profit levels for the manufacturing operations that were closed in early 1994. Gross profit for the Company's United States operations in 1994 remained substantially consistent with 1993 at 40.2%.

     Distribution Cost/Selling, General & Administrative Expenses. Distribution cost/selling, general & administrative expenses were $261.7 million in 1994, or 28.9% of sales (28.6% at the Company's United States operations), as compared to $277.0 million, or 32.7% of sales in 1993 (29.9% at the Company's United States operations). The decrease in these expenses as a percentage of sales evidences the effects of the closing of the German Subsidiary, the Company's restructuring program and management's initiatives to control operating costs throughout the Company. The higher expense level in 1993 was principally due to the inclusion of the operating results of the Company's closed German Subsidiary. Included in distribution cost/selling, general & administrative expenses are the costs ($68.4 million in 1994 and $61.9 million in 1993) related to the Company's discretionary employee bonus program.

     Interest Expense, Net. Interest expense, net was $14.3 million in 1994 as compared with $16.0 million in 1993, a decrease which reflects the effect of lower debt levels offset partially by higher interest rates.

     Income Taxes. Income taxes in 1994 were $32.2 million on income before income taxes of $80.2 million, an effective rate of 40.1%, as compared to a tax benefit of $6.4 million on a loss before income taxes of $47.0 million in 1993. The 1993 tax benefit principally reflects the tax benefits attributable to the plant closure and liquidation of the German Subsidiary. Results from 1993 also benefited from the cumulative effect of a change in accounting for income taxes, which decreased the net loss by $2.5 million or $0.23 per share.

     Net Income. As a result of the restructuring programs in 1992 and 1993 and the improvement in economic conditions in Europe, the United States and Canada, net income for 1994 was $48.0 million as compared to a net loss of $38.1 million in 1993. Results in 1993 were adversely affected by a $40.9 million net-of-tax restructuring charge. 1994 results benefited from a net reversal of $2.7 million of restructuring charges recorded previously.

1993 COMPARED TO 1992

     Net Sales. Net sales for 1993 were $846.0 million, a decrease of $7.0 million or less than 1.0% from 1992 sales of $853.0 million. Excluding the 1993 and 1992 sales of the operations closed in early 1994, sales increased 5.7%. Sales from the Company's United States operations in 1993 were $543.5 million or 11.6% higher than 1992 sales of $487.1 million, attributable to volume and price increases. Non-United States sales in 1993 were $302.5 million compared to $365.9 million in 1992, a decrease of 17.3%. Excluding the sales of operations closed in early 1994, non-United States sales for 1993 decreased 5.8% from 1992 non-United States sales. Currency translation adversely affected these 1993 sales by $23.5 million. Total United States export sales were $87.2 million in 1993, a decrease of $10.4 million or 10.6% from $97.6 million in 1992. This decrease in export sales reflects the depressed economic conditions in Europe and lower intercompany export sales due to inventory reductions at the Company's foreign subsidiaries.

     Gross Profit. Gross profit increased to $313.2 million in 1993 as compared with $299.9 million in 1992. Gross profit as a percentage of sales improved to 37.0% in 1993 (40.3% at the Company's United States operations) from 35.2% in 1992 (37.1% at the Company's United States operations). This improvement in gross profit was largely attributable to United States sales volume increases and improved absorption of manufacturing costs. Gross profit in 1993 was also favorably impacted by reduced overhead costs as a result of restructurings in 1992 and reduced price pressures in Europe. In 1992, gross profit was adversely affected by inventory adjustments as a result of management's decisions to reduce certain inventory.

     Distribution Cost/Selling, General & Administrative Expenses. Distribution cost/selling, general & administrative expenses were $277.0 million in 1993, or 32.7% of sales (29.9% at the Company's United States operations), as compared to $299.2 million, or 35.1% of sales in 1992 (31.3% at the Company's United States operations). Expenses for 1993 include $3.7 million for asset disposals and other non-recurring costs as compared to expenses for 1992 which include $18.9 million relating to certain one-time costs at the Company's closed German Subsidiary, asset disposals and certain other non-recurring costs. Included in distribution cost/selling, general & administrative expenses are the costs ($61.9 million in 1993 and $55.3 million in 1992) related to the Company's discretionary employee bonus program.

     Interest Expense, Net. Interest expense, net was $16.0 million in 1993 as compared with $15.6 million in 1992, reflecting the use of credit facilities with more favorable terms in 1993, offset by lower interest income in 1993.

     Income Taxes. The 1993 tax benefit of $6.4 million on a loss before income taxes of $47.0 million compares to the 1992 provision for income taxes of $11.4 million on a loss before income taxes of $34.4 million. The 1993 tax benefit principally reflects the tax benefits attributable to the plant closure and liquidation of the German Subsidiary. The higher effective rate experienced in 1992 was principally due to losses from non-United States subsidiaries that were in net operating loss carryover positions. Results from 1993 also benefited from the cumulative effect of a change in accounting for income taxes, which decreased the net loss by $2.5 million or $0.23 per share.

     Net Loss. The net loss for 1993 was $38.1 million as compared to a net loss of $45.8 million in 1992. Results were adversely affected by restructuring charges of $40.9 million net-of-tax and $23.9 million without tax benefit in 1993 and 1992, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     During the three years ended December 31, 1994, the Company has relied primarily on cash flow from operations and borrowings to finance working capital, investments, capital expenditures and the payment of dividends. Cash provided from operating activities during 1994 amounted to $68.7 million, an increase of $40.0 million over 1993. This increase in cash flow resulted primarily from the Company's increase in net income; partially offset by increased working capital requirements associated with increased sales volume. Cash provided from operating activities amounted to $28.7 million in 1993 and $23.6 million in 1992 despite net losses of $38.1 million and $45.8 million, respectively.

     In 1993, the Company acquired the outstanding minority interest in its subsidiary in Spain for $8.5 million. In 1992, the Company acquired the outstanding minority interest in its subsidiary Lincoln Norweld and a small Mexican Company for a total of $37.3 million.

     In October 1994, the Company amended its unsecured, multi-currency Credit Agreement and reduced its committed line under the Credit Agreement from $230.0 million to $200.0 million. The amended Credit Agreement also permits the establishment of an accounts receivable facility of up to $50 million. See Note D to the consolidated financial statements for additional information regarding the terms and financial covenants of the Company's borrowing arrangements. Under such covenants, the Company's ability to borrow under the Credit Agreement at December 31, 1994 was limited to aggregate borrowings of $176.9 million. At December 31, 1994, $100.9 million was outstanding under the Credit Agreement.

     Total debt at December 31, 1994 was $212.9 million compared to $250.3 million at December 31, 1993 reflecting the significantly improved 1994 financial results and cash flow from operating activities. At December 31, 1994, total debt was 52.3% of total capitalization compared with 63.6% at year end 1993.

     Capital expenditures for property, plant and equipment totaled $37.4 million in 1994 and $19.1 million in 1993. These expenditures for property, plant and equipment represent the Company's continued commitment to support and develop advanced technologies, support new products, expand current capacity and reduce future manufacturing costs. The Company is continuing the modernization and expansion of its motor division, has established a separate facility in Cleveland dedicated to motor manufacturing and is increasing its testing and design capacity to be able to reduce costs, increase output, and meet scheduled higher industry efficiency standards.

     The Company continues to closely monitor its capital expenditures and is adding to capacity and modernizing facilities as necessary. While the financial covenants of the Company's debt agreements place limitations on capital expenditures, capital expenditures for 1995 are expected to increase over 1994 expenditures.

     A total of $8.1 million in dividends, including a special dividend, was paid in 1994. Although the Company paid a special dividend of $.02 per share in the fourth quarter of 1994, management expressed its intention of not continuing such a practice in the future. The Company's Credit Agreement and 8.98% Senior Note Agreement contain various financial covenants that place limitations on the payments of dividends, the purchase of unrestricted stock, capital expenditures, and the incurrence of additional indebtedness. The losses of 1993 and 1992 placed constraints on the Company's financial flexibility, the impact of which was reduced, but not eliminated, by the strong 1994 performance.

                                    BUSINESS

GENERAL

     The Company is one of the world's largest designers and manufacturers of arc welding products, manufacturing a full line of arc welding equipment and consumable welding products. The Company, now entering its second century of operations, also manufactures a broad line of integral horsepower industrial electric motors. The Company's welding products are used in a wide range of industrial applications, including the manufacturing of automobiles, trucks, heavy machinery, railcars and ships, and the construction of buildings, bridges, oil platforms and pipelines. The Company distributes its products through a large, technically trained sales force and a broad distribution network.

     According to market estimates, the Company believes that it maintains a market leading 42% share of the United States arc welding consumables business and a top-tiered share of the United States arc welding equipment business. The Company also believes that it is the low-cost full line producer in the approximately $750 million United States arc welding consumable products business. To retain its leading position in the United States, the Company has made substantial investments in facilities and equipment to improve production efficiencies and further achieve manufacturing cost reductions.

     The Company expects to build on its position as a leader in the domestic arc welding industry with continued market penetration facilitated by a broad range of new product offerings and further capacity additions. Furthermore, management believes that long-term growth requires a strong global presence. From 1985 to 1992, the Company expanded its international business by completing 12 acquisitions with operations in 13 foreign countries. In 1992, the Company, under the leadership of newly promoted chief executive and chief operating officers, refocused and redirected its global strategy and initiated a major restructuring to downsize and streamline certain unprofitable operations in Europe, South America and Japan. While in 1992 and 1993 the Company experienced losses, primarily as the result of restructuring charges, the Company's domestic arc welding operations maintained strong net sales and operating profitability. In 1994, the Company reported the highest net sales, net income and net income per common share in its history. In that same year, the Company's foreign operations returned to profitability.

BUSINESS STRATEGY

     The Company's business strategy is to continue to strengthen its operations in the United States and internationally, and to exploit opportunities for growth. Key elements of the Company's business strategy include:

     - Manufacturing High Quality Products. The Company enjoys a worldwide reputation for manufacturing consistently high quality, state of the art products that are robust and rugged. Manufacturing efficiencies, flexibility and quality are enhanced by the Company's high degree of vertical integration. All of the Company's worldwide consumable manufacturing facilities and its domestic machine and motor facilities meet ISO 9002 standards. A key element of the Company's incentive management system is the individual employee's responsibility for the quality of the product produced. To support this quality accountability system, the Company has established a sophisticated procedure to track product output and quality at its plants.

     - Highly Productive and Motivated Workforce. The Company's employees and incentive management system are essential components of the Company's century of success. The Company believes its incentive management system has increased productivity, led to enhanced operating flexibility and contributed to the Company's industry leadership position. In the core United States operations, absenteeism of less than 2%, and turnover rates among employees with more than 180 days of service of approximately 4%, help drive productivity, while management's ability to reassign employees to where they are most needed provides greater operating flexibility. All employees are encouraged and empowered to make suggestions for improvements in quality, safety and cost reduction.

     - Advanced Engineering Expertise. The Company is a leader in the development of innovative, value added products. An example of the Company's emphasis on advanced technology is its Consumables Research and Development Department, which employs 61 engineers and technicians in the design of manual electrodes, submerged arc electrodes and fluxes, self-shielded cored electrodes, and gas-shielded solid and cored electrodes. All of the Company's research and development departments provide technical support to the Company's domestic and foreign operations. The efforts of its engineers, many of whom have been granted patents and awards for their contributions to welding technology, have helped the Company gain a global leadership role in the design of welding products for such critical applications as gas and oil pipelines, offshore drilling platforms and nuclear submarines.

     - Strong Distribution Network. In the United States, the Company supports the most extensive distribution network in the domestic welding industry. The Company's domestic distribution network includes 1,000 welding distributors, 1,050 motor distributors, and seven strategically located distribution centers designed to deliver 95 percent of all standard products within 48 hours. The Company has two distribution centers in Canada that are fully integrated into the domestic sales and distribution system. Although the Company restructured certain of its international operations beginning in 1992, the Company has a substantial international presence and a broad distribution network. The Company and its foreign subsidiaries have approximately 1,250 distributors outside the United States.

     - Large, Technically Trained Sales Force. The Company's domestic sales force primarily consists of engineers experienced in welding who, with support from the Company's Welding Technology Center and Research and Development and Engineering Departments, can provide the customer with practical, timely and cost-saving solutions to problems. Located in 34 district offices, the Company's highly trained domestic sales force numbers approximately 260 individuals, each with the ability to conduct welding demonstrations and train distributor personnel in the use of the Company's products. The Company utilizes this technical expertise to present to end users its Guaranteed Cost Reduction Program in which the Company guarantees that the user will save money in its manufacturing process when it utilizes the Company's products. This close relationship between the technical sales force and the end users, together with the Company's supportive relationship with its distributors, who are particularly interested in handling the Company's broad line of products, is an important element of the Company's market success and a valuable asset of the Company. The Company's foreign subsidiaries have a sales force that totals more than 265 individuals, with approximately 130 operating out of the Company's various European subsidiaries. In addition, the Company has an international export sales force that functions overseas in more than 86 countries, primarily where the Company does not have foreign subsidiaries. The Company maintains 20 international sales offices located in 17 countries.

     - Focused Growth in New Markets. The Company believes that international markets will provide expanded opportunities for increased sales of both basic and advanced technology products. The Company recently received the President's "E" Award for excellence in exporting. Part of the Company's growth strategy is focused on marketing its existing products into Central Europe, Asia, Latin America and other developing economies to take advantage of the significant number of infrastructure projects planned in these economies in the next decade. The Company believes that the restructuring of its continuing European operations has provided it a sound base for current and future distribution and sales growth in the European market, including expansion into new markets in Central Europe. The Company also believes that its long established presence in Australia will continue to facilitate growing export sales to Indonesia and Southeast Asia. While the Company maintains a sales organization in Brazil, the Company's strong North American presence, including manufacturing facilities in Canada and Mexico as well as the core United States operations, will serve as the Company's principal base for expansion into Latin America. The Company's strategy to gain entry in new markets includes formation of joint ventures with local partners and the use of licensing or private labeling arrangements to build market share before engaging in capital intensive projects such as construction of local manufacturing facilities.

            Also as part of its growth strategy, the Company is expanding its integral horsepower industrial electric motor facility and anticipates continued development of this business. The Company is continuing the modernization and expansion of its motor division, has established a separate, world-class facility dedicated to motor manufacturing, and is increasing its testing and design capacity to be able to reduce costs, increase output, and meet scheduled higher industry efficiency standards.

INDUSTRY BACKGROUND

  Welding

     Welding is a technique used for joining metallic parts usually through applying intense heat supplied by electricity or by gas flame. Virtually any two metal items can be joined by welding. There are many welding processes, with the most common being arc welding, oxy-fuel welding and resistance welding. Arc welding, which was first introduced at the end of the 19th century and today is the most common industrial welding process, uses the concentrated heat of an electric arc to join metal by fusion with a deposit of molten metal, typically from a consumable electrode. The Company believes it is a worldwide leader among arc welding manufacturers.

     As part of the arc welding process, it is necessary to shield the molten metal supplied by the electrode from oxygen or other gases in the atmosphere that might otherwise react with the molten metal, creating undesirable weaknesses in the weld. Process variations using different types of electrodes have been developed to accomplish this objective, including "stick" electrodes (the oldest form of arc electrode), metal inert gas ("MIG") wire electrodes, tungsten inert gas ("TIG") wire electrodes, and submerged arc electrodes and flux cored wire electrodes.

     The MIG process, which may be the most utilized process in the United States today involves a continuous, small diameter, consumable, metallic electrode wire fed through a gun into the electric arc. An inert gas contained in a high-pressure cylinder is also introduced by the gun and creates a shield around the weld to prevent contamination. The gas pressure is limited with a regulator that feeds a controlled amount of gas through a separate hose integrated into the wire-feed tube. The process limits heat input to the specific welding area to prevent distortion. MIG welding is especially useful when joining sheetmetal as it limits distortion and warpage. Power for the arc is provided by a power source integrated with electronic controls that allow the user to adjust both wire speed and arc length. The thickness of the material to be welded and the size of the weld dictate the amount of current to be used.

     Arc welding is commonly used in light and heavy industry. Oxy-fuel welding is more commonly used in maintenance repairs and in home workshops. The Company's welding products are used in a wide range of industrial applications, including the manufacturing of automobiles, trucks, heavy machinery, railcars and ships, and the construction of buildings, bridges, oil platforms and pipelines, and are also sold widely for non-industrial uses such as construction and equipment repairs.

     The Company believes the world market for welding and cutting equipment, consumables and accessories was in excess of $8 billion in 1994. The United States, Western Europe and Japan, as the three largest areas, account for roughly 45% of that total market. Newly industrialized or developing areas represent sizable welding products markets. For example, China's total welding products market is believed to be rapidly approaching the size of the United States welding products market.

     The United States welding market in 1994 was estimated to exceed $1.5 billion, with approximately $1.4 billion constituting the arc welding business. Of this amount, consumables represent $750 million and arc welding equipment represents $620 million. The Company believes that, based on industry estimates, it maintains a market leading 42% share of the United States consumables business and a top-tiered share of the United States arc welding equipment business.

  Cutting

     Virtually all users of welding products also utilize one or more processes to cut and shape metal. Cutting processes include plasma, oxy-fuel and laser cutting systems. The plasma cutting process involves a stream of ionized gas that carries an electric arc through a small opening, resulting in high concentrations of heat at the cut. The oxy-fuel process is a low-cost and highly versatile process in which steel is preheated and a concentrated, high-velocity stream of oxygen is introduced which can cut steel of unlimited thicknesses via the exothermic process of oxidation. The Company participates in the cutting industry in arc and plasma cutting equipment, and through its Harris Calorific Division ("Harris") designs, manufactures and sells equipment and accessories for the oxy-fuel cutting business.

  Industrial Electric Motors

     The Company's Electric Motor Division operates in a $2.0 billion industrial motor market. The Company estimates that it competes in a business segment of $1.3 billion within this larger market. The industrial motor market will be significantly impacted by federally legislated efficiency requirements which go into effect at the end of 1997. The Company is currently redesigning its entire product line in order to meet these federal efficiency standards.

PRODUCTS

  Welding and Cutting

     The Company's full line of arc welding equipment includes welding machines, power sources and automated welding systems and ranges from basic units used for light manufacturing, maintenance and farm use to highly sophisticated or heavy duty machines used in robotic applications, high production welding and fabrication. The Company manufactures arc welding products at facilities located in the United States (2), Australia, Canada, Mexico, England, France, the Netherlands, Norway (2) and Spain.

     The Company is a leader in the development of welding equipment with sophisticated applications. New welding equipment produced by the Company provides end users with better control of the welding process, is easier for less-experienced welders to operate and provides greater versatility, in many cases at reduced cost. For example, high power solid state electronic switching circuits for use in static welding power sources permit the control of the welding current to produce optimum arc characteristics. New advanced computer-based circuits now control the output of welding power sources to develop customized welding wave shapes, making machines such as the Company's Power Wave(TM) more user-friendly by storing specific applications in memory and assisting the operator in selecting the proper process and welding procedure.

     Certain of the Company's recently developed products have enabled the use of the welding process in applications that were not previously feasible. For example, the Company recently introduced the surface-tension-transfer ("STT(TM)") power source which was developed to enable the welding of light-gauge materials that were not suited for the traditional welding process. The Company is currently the only manufacturer to offer the technology provided by the STT in a reliable form. Such technology is the result of the Company's commitment to product development and its strategy to be on the leading-edge of welding technology with broad customer application. This strategy has also resulted in an increased focus on welding automation, including the increasing growth of the Company's robot welding systems. The Company offers automation systems through its worldwide sales and distribution network.

     The Company's consumable products, designed for use in conjunction with arc welding equipment, include a full line of manual electrodes, fluxes and wires. The Company's consumable products are used in light to heavy fabrication of mild and alloy steels and in hardfacing applications. Hardfacing involves coating metal surfaces with alloys to increase durability. Three primary types of arc welding electrodes are produced: (i) coated manual or stick electrodes, (ii) solid wire electrodes produced in coil form for continuous feeding in mechanized welding, and (iii) cored wire electrodes produced in coil form for continuous feeding in mechanized welding. Cored electrodes are used with no external shielding (self-shielded), with gas shielding or with a granular flux for submerged arc applications. The Company is the recognized leader in the development of the self-shielded cored electrodes (Innershield(R)) which require no external gas shielding. The unique technology embodied in these electrode designs is used to great advantage in applications ranging from the high speed welding of sheet metal for automotive applications to the fabrication of offshore drilling platforms. In building construction, the Innershield process is widely used because of its productivity and because the process is not affected by wind conditions.

     Low cost imports, when they are available due to market conditions, are a threat in commodity-type consumables, such as MIG wire electrodes. See "Investment Considerations -- Competition." The Company, therefore, is focused on the development, manufacturing and marketing of value added products. The Company's current consumables focus centers on premium MIG products while long-term efforts will stress flux-cored wire and hardfacing. The Company anticipates that premium MIG wire and flux-cored wire consumables will generate continued growth, while stick and submerged arc products are expected to decrease, particularly in established economies such as the United States and Western Europe. Stick arc technology is still prevalent in developing economies. Focusing on higher technology products such as flux-cored wires and certain welding subarc fluxes will offer the Company greater export opportunities as the Company currently holds a significant technology advantage over local producers in the target developing countries markets.

     The Company also manufactures and sells regulators and torches used in oxy-fuel welding and cutting, principally through its Harris division which has been a recognized leader in the industry since 1905. Products offered by Harris include regulators used in industrial and medical gas applications, torches used in oxy-fuel welding and cutting and gas seals. Harris manufactures its products domestically at facilities located in Gainesville, Georgia and Monterey Park, California and internationally in Ireland and Italy. Harris' business in North America has grown 30% since 1992. The Company attributes this growth to several factors: (i) market penetration due to the synergy with the Company's core marketing strength, since Harris and the Company share largely the same markets and virtually 100% of the distribution channels, (ii) Harris regulator products which are used in all of the gas-shielded arc welding processes, and (iii) continuing improvements in quality and productivity through the sharing of manufacturing technology and the incorporation of the Company's incentive management principles. The Company believes that Harris' growth will largely parallel that of the arc welding business.

  Industrial Electric Motors

     The Company designs, manufactures and sells a broad line of steel, aluminum and cast iron frame integral horsepower electric motors for use in industrial applications. In 1992, the Company acquired the industrial electric motor operations of the Delco division of General Motors Corporation in Dayton, Ohio, substantially expanding its market position and broadening its product line. Presently, the Company's line of steel and aluminum frame industrial electric motors ranges from 1/3 to 250 horsepower and up to 1,250 horsepower for cast iron motors. The Company is continuing the modernization and expansion of its motor division, has established a separate, world-class facility near Cleveland, Ohio dedicated to motor manufacturing, and is increasing its testing and design capacity to reduce costs, increase output and meet scheduled higher industry efficiency standards. The Company anticipates that the growth of its industrial motor business will reduce the impact of downturns in the arc welding industry.

     The industrial electric motor industry's emphasis on increased system efficiencies and lower maintenance costs has led to greater demand for AC motor drives and variable speed motors. The Company is actively participating in the AC motor business and seeks to expand its business in AC motor drives.

     Custom designing value added products to meet particular applications, especially with larger motors, is also a priority of the Company. Historically, the Company participated primarily in that portion of the industrial motor market that was the most competitive, with fairly standard products. The addition of a cast iron product line in 1992, together with the recent addition of new plant capacity and engineering expertise, has increased the Company's ability to compete in a broader range of these value added products.

RESEARCH AND DEVELOPMENT

     While arc welding has been used industrially since the late 19th century, both equipment and consumables continue to experience technological advances that improve the efficiency of welding equipment and processes, resulting in improved quality and user savings on gas, energy, welding time and manpower needs. The Company introduces a variety of new or updated products each year. Special applications have created a market for value-engineered products that can create a competitive advantage in markets, such as the United States, where some welding products are reaching commodity status. The Company anticipates continued growth in sales of automated welding systems as well as continuing refinements to basic units.

     The Company views excellence in product development as a continuing key factor in its future success. The Company has greatly expanded the size of its engineering staff at its core United States operations over the last ten years. The Company invested approximately $18.5 million in research and development in 1994. These activities were primarily related to the development of new products utilizing the latest available technology. As of December 31, 1994, the number of engineering employees engaged full-time in these research and development activities was 113, supported by more than 320 additional engineers and technical staff who assist in developing new products through the manufacturing process.

SALES AND DISTRIBUTION; MARKETING

     The Company's products are sold in both domestic and international markets. Domestically, they are sold by distributors as well as directly by the Company's own sales organization. The Company has an extensive arc welding distribution network in the United States. In 1994, approximately 85% of the Company's arc welding sales were through the Company's 1,000 distributors. The Company maintains 34 district sales offices, all of which include training centers, and seven distribution centers to provide for expedited delivery to customers. The Company's highly trained domestic sales force numbers approximately 260 individuals, each with the ability to conduct welding demonstrations and train distributor personnel in the use of the Company's products.

     The Company believes its welding products have particular value because of its highly trained technical sales force and the support of its research and development staff which allow it to assist the consumers of its welding products in solving their welding application problems. The Company utilizes this technical expertise to present to end users its Guaranteed Cost Reduction Program, in which the Company guarantees that the user will save money in its manufacturing process when it utilizes the Company's products. The Company evaluates a customer's current manufacturing operation as it relates to welded fabrication. Based on the analysis of these details and the production targets of the customer, a variety of cost reduction opportunities are presented. If the customer implements these cost reduction ideas, the Company will "guarantee" a specific dollar savings to be achieved on an annualized basis. If the customer does not realize these savings, the Company will pay the customer for the difference between the savings actually achieved and the "guarantee." In 1994, the program contributed $14.8 million in new domestic sales without any claims under the guarantee. The Guaranteed Cost Reduction Program allows the Company to introduce its products to new users and to establish and maintain close relationships with the consumers. This close relationship between the technical sales force and the end users, together with the Company's supportive relationship with its distributors, who are particularly interested in handling the Company's broad line of products, is an important element of the Company's market success and a valuable asset of the Company.

     Although the Company restructured certain of its international operations beginning in 1992, the Company has a substantial international presence and a broad distribution network. The Company and its foreign subsidiaries have approximately 1,250 distributors outside the United States. The Company's foreign subsidiaries have a sales force that totals more than 265 individuals, with approximately 130 operating out of the Company's various European subsidiaries. In addition, the Company has an international export sales force that functions overseas in more than 86 countries, primarily where the Company does not have foreign subsidiaries. The Company maintains 20 international sales offices located in 17 countries.

     The Company enjoys substantial name brand recognition in its worldwide markets. Much of its product recognition may be attributed to the Company's active role in training welding operators and supervisors. Since 1917, the Company's welding school has trained over 70,000 students, and its training publications on welding are broadly distributed.

     The industrial motor business is divided roughly equally between sales to original equipment manufacturers ("OEMs") and to distributors. The Company's domestic distribution network includes 1,050 motor distributors. In 1994, approximately 60% of the Company's motor sales were through distributors and 40% were sold directly to OEMs. Because over 50% of the Company's sales are for replacement motors, the Company believes that its sales are less subject to an economic downturn.

     The Company markets its industrial electric motors to small and medium size companies, while many of the Company's larger competitors focus on sales to the larger OEMs. The Company believes it is well positioned to serve small and medium size companies because of its large field sales force and distribution system. Concentrating sales to specific targeted segments of the industrial motor business is consistent with the Company's strategy of developing a niche for offering high quality industrial motors with an emphasis on value engineering.

CUSTOMERS

     The Company sells its products to a broad range of end users. Approximately 85% of its domestic sales are made through distributors and 15% by direct sales to customers. The Company is not dependent on a single end-use customer. The loss of any one end-use customer would not have a material adverse effect on its business. The Company's business is not seasonal.

COMPETITION

     Conditions in the arc welding industry are highly competitive. The Company believes that it is one of only a few worldwide broad line manufacturers of both arc welding equipment and consumables products. The industry also includes numerous smaller competitors specializing in particular products. Competition in the electric arc welding industry is on the basis of price, brand preference, product quality and performance, warranty, delivery, service and technical support. The Company believes that its position as an industry leader demonstrates that it competes effectively in these areas. See "Investment Considerations -- Competition."

     The marketplace for industrial electric motors is also very competitive. The Company competes domestically with approximately nine other manufacturers. According to industry sources, four competitors (Baldor, Reliance Electric, Emerson/United States and General Electric) command approximately 60% of the business. The remaining 40% is believed to be divided among the remaining six companies, including the Company.

EMPLOYEES

     As of December 31, 1994, the Company had 5,693 employees. None of the employees at the Company's Australian, Canadian or United States operations are unionized. Employees at the operations of the Company's Mexico and European subsidiaries are unionized or are members of local work councils.

     The Company's incentive management system today applies to substantially all full-time employees at the Company's United States operations and in Canada and Australia. Harris' domestic operations and the Company's operations in Mexico have adopted portions of the system, and the Company is exploring methods to bring the system to its operations in Europe, where workplace rules impede adoption of certain aspects of the system.

LEGAL PROCEEDINGS

     The Company is involved in various civil lawsuits and administrative hearings arising in the ordinary course of business. Current litigation involving the Company includes the following cases, in which claimants seek recovery for injuries allegedly resulting from exposure to fumes and gases in the welding environment. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, liquidity or results of operations.

     The Company is a co-defendant in nineteen cases alleging that exposure to manganese contained in arc welding electrode products caused the plaintiffs to develop a neurological condition known as manganism. The total number of claimants in these cases is 27. The complaint in one of the cases pending in Illinois was amended in late March 1995 to include class action allegations, which the Company intends to contest. The plaintiffs seek compensatory and, in most instances, punitive damages, usually for unspecified sums. Two similar cases have been tried, both to defense verdicts.

     The Company is also a defendant in one case, and one of several co-defendants in four other cases, alleging that exposure to welding fumes generally impaired the respiratory system of the plaintiffs. The plaintiffs seek compensatory and punitive damages, in most cases for unspecified sums. During the preceding five years, 38 similar cases have resulted in ten voluntary dismissals, seven defense verdicts or summary judgments and 21 settlements for immaterial amounts.

     Claims pending against the Company alleging asbestos induced illness total 9,798; in each instance, the Company is one of a large number of defendants. Approximately 4,407 of these asbestos claims are pending in

Orange County, Texas and a motion to certify a class action, which is being contested vigorously, is pending. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. 20 cases have been tried, all to defense verdicts. Voluntary dismissals on such claims total 13,921; summary judgments for the defense total 71.

     The Company, together with the hundreds of co-defendants, is a defendant in state court in Morris County, Texas, in litigation on behalf of 3,026 claimants, all prior employees of a local pipe fabricator, alleging that occupational exposures caused a wide variety of illnesses. The prayers seek compensatory and punitive damages of unspecified sums.

     The Company bears the costs of defending those of its product liability cases arising and filed after 1990. In many cases where there are multiple defendants, cost sharing efficiencies are arranged. Subject to the Company's per claim retention under its insurance coverage, the Company has tendered the manganese, fume, asbestos and Morris County, Texas cases to its insurance carrier which has accepted such tender for all situations except those where liability would result solely from asbestos; no such situations have arisen to date.

                                   MANAGEMENT

DIRECTORS

     The Company's Board of Directors currently consists of 15 members elected for terms of three years, classified into three classes. See "Investment
Considerations -- Anti-Takeover Provisions and State Anti-Takeover Laws" and
"Description of Capital Stock -- Anti-Takeover Provisions and State
Anti-Takeover Laws." The following table sets forth certain information regarding the Company's directors.

          NAME               AGE                             POSITION
- -------------------------    ---     --------------------------------------------------------
Harry Carlson                60      Vice Chairman of the Company since 1987 -- term expires
                                     1997.
David H. Gunning             52      Director since 1987 -- term expires 1996. Chairman,
                                     President and Chief Executive Officer of Capitol
                                     American Financial Corp. (insurance company).
Donald F. Hastings           66      Chairman of the Board and Chief Executive Officer of the
                                     Company since 1992; President of the Company 1987-1992
                                     -- term expires 1996.
Edward E. Hood, Jr.          64      Director since 1993 -- term expires 1996. Former Vice
                                     Chairman of the Board and Executive Officer of The
                                     General Electric Company.
Paul E. Lego                 64      Director since 1993 -- term expires 1996. President of
                                     Intelligent Enterprises (consulting). Former Chairman
                                     and Chief Executive Officer of Westinghouse Corp.
Hugh L. Libby                69      Director since 1985 -- term expires in 1997. Chairman of
                                     the Board and Chief Executive Officer of Libby Corp.
                                     (manufacturer of diesel/gas turbine generator sets and
                                     aircraft ground power units).
David C. Lincoln             69      Director since 1958 -- term expires in 1997. Chairman of
                                     the Board and Chief Executive Officer of Lincoln Laser
                                     Co. (manufacturer of laser scanning equipment).
Emma S. Lincoln              72      Director since 1989 -- term expires 1996. Retired from
                                     the practice of law for the past five years.
G. Russell Lincoln           48      Director since 1989 -- term expires 1997. Chairman of
                                     the Board and Chief Executive Officer of Algan, Inc.
                                     (manufacturer of industrial coatings and chemicals for
                                     the printing industry).
Kathryn Jo Lincoln           40      Director -- term expires 1998. Vice Chair of The Lincoln
                                     Institute of Land Policy and Vice President of The
                                     Lincoln Foundation, Inc. (non-profit corporations for
                                     educational purposes).
Frederick W. Mackenbach      64      President and Chief Operating Officer of the Company
                                     since 1992; President of Lincoln Latin America
                                     1991-1992; District Manager 1976-1991 -- term expires
                                     1998.
Henry L. Meyer, III          45      Director since 1994 -- term expires 1997. Chairman of
                                     the Board and Chief Executive Officer of Society
                                     National Bank.
Lawrence O. Selhorst         62      Director since 1992 -- term expires 1998. Chairman of
                                     the Board and Chief Executive Officer of American Spring
                                     Wire Corporation (manufacturer of specialty wires).
Craig R. Smith               69      Director since 1992 -- term expires 1998. Former
                                     Chairman and Chief Executive Officer of Ameritrust
                                     Corporation (banking).
Frank L. Steingass           55      Director since 1971 -- term expires 1997. Chairman of
                                     the Board and President of Buehler/Steingass, Inc.
                                     (commercial printers).


EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)

     The following table sets forth certain information about the Company's executive officers (excluding Messrs. Hastings, Carlson and Mackenbach):

          NAME               AGE                             POSITION
- -------------------------    ---     --------------------------------------------------------
David J. Fullen              63      Senior Vice President, Machine and Motor Division since
                                     1994; Vice President -- Machine and Motor Division
                                     1989-1994.
John M. Stropki              44      Senior Vice President, Sales since 1994; General Sales
                                     Manager 1992-1994; District Manager 1986-1992.
Richard C. Ulstad            55      Senior Vice President, Consumable Division since 1994;
                                     Vice President -- Manufacturing Electrode Division
                                     1992-1994; Superintendent -- Electrode Division
                                     1984-1992.
Frederick W. Anderson        42      Vice President, Manufacturing -- Machine and Motor
                                     Division since 1994; Plant Manager Machine and Motor
                                     Division 1993-1994; Plant Superintendent 1989-1993.
Paul J. Beddia               61      Vice President, Human Resources since 1989.
Dennis D. Crockett           52      Vice President, Consumable Research and Development
                                     since 1993; Chief Engineer, Consumables Research and
                                     Development 1987-1993.
James R. Delaney             46      Corporate Vice President and President Lincoln Latin
                                     America since 1994; President Lincoln South America
                                     1993-1994; Vice President of Lincoln Latin America 1992;
                                     Vice President of Lincoln Mexicana 1988-1992.
H. Jay Elliott               53      Vice President, Chief Financial Officer, and Treasurer
                                     since 1994; International Chief Financial Officer
                                     1993-1994; prior thereto, Assistant Comptroller of The
                                     Goodyear Tire & Rubber Company responsible at various
                                     times for Corporate Strategic Planning, Finance Director
                                     of North American Tires and International Vice
                                     President-Finance.
Paul F. Fantelli             50      Vice President, Business Development since 1994;
                                     Assistant to the Chief Executive Officer 1992-1994;
                                     President and Chief Executive Officer of the Company's
                                     subsidiary, Harris Calorific 1990-1992.
Anthony Massaro              51      Corporate Vice President and President Lincoln Europe
                                     since 1994; Director of International Operations
                                     1993-1994; prior thereto, as a corporate officer with
                                     Westinghouse Electric Corporation, served as Vice
                                     President and then as President and a Member of the
                                     Management Committee with responsibilities worldwide.
Ronald A. Nelson             45      Vice President, Machine Research and Development since
                                     1994; Chief Engineer -- Machine and Motor Division
                                     1993-1994; Service Manager 1989-1993.
Richard J. Seif              47      Vice President, Marketing since 1994; Director of
                                     Marketing 1991-1994; Project Manager 1989-1991.
Frederick G. Stueber         41      Vice President, General Counsel and Secretary since
                                     February 1995; prior thereto, partner in the law firm of
                                     Jones, Day, Reavis and Pogue.
John H. Weaver               56      Vice President, Export Sales since 1994; International
                                     Sales Manager 1987-1994.

                              SELLING SHAREHOLDERS

     The Selling Shareholders listed in the following table are offering the number of Class A Common Shares shown opposite their names, and have granted to the several Underwriters options, exercisable within 30 days of the date hereof,
to purchase up to                Class A Common Shares solely to cover over-
allotments, if any. The amounts shown as being beneficially owned by the Selling
Shareholders prior to the Offering are as of March 31, 1995.

                                                                                 CLASS A
                                                                              COMMON SHARES                COMMON SHARES
                                   NUMBER OF             NUMBER OF          BENEFICIALLY OWNED           BENEFICIALLY OWNED
                             CLASS A COMMON SHARES        CLASS A         AFTER THE OFFERING(1)          AFTER THE OFFERING
                              BENEFICIALLY OWNED       COMMON SHARES     ------------------------     ------------------------
NAME OF BENEFICIAL OWNER     PRIOR TO THE OFFERING        OFFERED         NUMBER       PERCENTAGE      NUMBER       PERCENTAGE
- ------------------------   -------------------------   -------------     ---------     ----------     ---------     ----------


- ---------------
* Less than one percent

(1) If the over-allotment options are exercised by the Underwriter in full, the number and percentage
    of Class A Common Shares beneficially owned after the Offering will be:                   .


                          DESCRIPTION OF CAPITAL STOCK

COMMON EQUITY

     The Company is authorized to issue up to a maximum of sixty-two million (62,000,000) shares of Common Equity, consisting of thirty million (30,000,000) Common Shares, thirty million (30,000,000) Class A Common Shares and two million (2,000,000) Class B Common Shares. Following the Offering, the Company will have
outstanding           Common Shares,           Class A Common Shares and
          Class B Common Shares. The shares of each class have the express terms set forth in Article Fourth of the Company's Articles of Incorporation.

     The powers, preferences and rights of the Common Shares, Class A Common Shares and Class B Common Shares, and the qualifications, limitations and restrictions thereof, will in all respects be identical, except as otherwise required by law or as expressly provided in the Company's Articles of Incorporation.

     Voting. The holders of Class A Common Shares are entitled to vote only under those circumstances set forth in the Ohio General Corporation Law, generally relating to proposals that would change the par value of the Class A Common Shares, alter or change the express terms of those shares, or otherwise affect them in a substantially prejudicial manner. The non-voting status of the Class A Common Shares is subject to the convertibility provisions described below.

     Subject to the Class A Protection provision described below, each Common Share entitles the holder thereof to vote on all matters on which shareholders are entitled to vote, including the election of directors. Similarly, each Class B Common Share entitles the holder thereof to vote on all matters on which shareholders are entitled to vote, including the election of directors. Except as otherwise required by the Ohio General Corporation Law, the holders of Common Shares and Class B Common Shares vote together as one class on all matters.

     The holders of Common Shares and Class B Common Shares are entitled to elect the entire Board of Directors. In addition, the holders of the Common Shares and Class B Common Shares could vote to amend the Articles of Incorporation in order to increase or decrease the number of authorized Class A Common Shares (but not below the number of such shares outstanding).

     Convertibility. None of the Common Shares, the Class A Common Shares or the Class B Common Shares are convertible into another class of Common Equity or any other security of the Company, except that all then outstanding Class A Common Shares will convert into Common Shares on a share-for-share basis (i)
automatically on                          , 2005 (the date ten years from the
date of first distribution of the Class A Common Shares, which is anticipated to be the payment date of the Distribution), unless the Board of Directors, acting by a two-thirds majority and no earlier than 30 months and no later than 24 months prior to the initial or any subsequently established conversion date, elects to extend the conversion of the Class A Common Shares for five years from and after such conversion date, and any new conversion date and all subsequently extended conversion dates which may be extended in a like manner and for a like period; (ii) automatically at any time when the number of outstanding Common Shares and Class B Common Shares falls below 20% of the aggregate number of outstanding Common Shares, Class A Common Shares and Class B Common Shares; and
(iii) upon resolution of the Board of Directors if, as a result of the existence of the Class A Common Shares, either the Common Shares or Class A Common Shares are, or both are, excluded from quotation on the NASDAQ National Market and all other national quotation systems then in existence and are excluded from trading on all principal national securities exchanges then in existence. To the extent that the market price of the Common Shares is higher or lower than the market price of the Class A Common Shares immediately prior to such conversion, the market price of the shares held by particular holders may be adversely affected by the conversion.

     Dividends. The Articles of Incorporation provide that no dividend will be paid on any of the three classes of Common Equity unless an equal dividend is paid on all three classes, subject to the following (i) if a cash dividend is paid on one class of Common Equity, the dividend paid on the other two classes will also be in cash; (ii) stock dividends on Class A Common Shares will be paid only in shares of Class A Common Shares;

(iii) a stock dividend on Class B Common Shares will be paid in the same class of Common Equity as the stock dividend on Common Shares; and (iv) subject to the limitations in (ii) and (iii), a stock dividend on Class A Common Shares paid in Class A Common Shares will be considered equal to a stock dividend on Common Shares and Class B Common Shares paid in any of the other classes of Common Equity as long as the proportion is the same and regardless of any differences in fair market value among the classes.

     Mergers and Consolidations. In the event of a merger, consolidation or combination of the Company with another entity (whether or not the Company is the surviving entity) or in the event of dissolution of the Company, the holders of Class A Common Shares will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Common Shares and Class B Common Shares in that transaction. Accordingly, if holders of Common Shares and Class B Common Shares receive shares of voting stock as consideration in a merger, the holders of Class A Common Shares will also be entitled to receive shares of such voting stock.

     Stock Splits and Combinations. If the Company in any manner splits, subdivides or combines the outstanding Common Shares, Class A Common Shares or Class B Common Shares, the outstanding shares of the other such classes will be proportionately split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other classes that have been split, subdivided or combined.

     Class A Protection. It is possible that voting rights disproportionate to equity ownership could be acquired through acquisitions of Common Shares without corresponding purchases of Class A Common Shares. In order to reduce somewhat the likelihood of Common Shares and Class A Common Shares trading at significantly different market prices and to give holders of Class A Common Shares the opportunity to participate in any premium paid in the future relating to the acquisition of 15% or more of the Common Shares by a buyer who has not acquired a proportionate number of Class A Common Shares, the Articles of Incorporation include a "Class A Protection" feature, as described below. The Class A Protection feature might have an anti-takeover effect by making the Company a less attractive target for a takeover bid. See "Investment Considerations -- Anti-Takeover Provisions and State Anti-Takeover Laws." (Although Class B Common Shares have voting rights, Article Fourth of the Articles of Incorporation contains restrictions on transfer of such shares. The lack of an organized trading market in Class B Common Shares is therefore likely to continue, making it unlikely that a significant number of Class B Common Shares could be acquired in the market. Therefore, the Class A Protection feature does not apply to acquisitions of Class B Common Shares.)

     If any person or group, as defined below (excluding the Company, but including members of the Lincoln Family), acquires beneficial ownership of 15% or more of the then outstanding Common Shares, other than the Excluded Shares
(defined below), after                          , 1995, and such person or group
(a "Significant Shareholder") does not then own an equal or greater percentage of all then outstanding Class A Common Shares, the Class A Protection provision requires such Significant Shareholder to commence within a 90-day period beginning the day after becoming a Significant Shareholder a public cash tender offer to acquire additional Class A Common Shares, as described below (a "Class A Protection Transaction"). The 15% ownership threshold of the number of Common Shares which triggers a Class A Protection Transaction may not be waived by the Board of Directors, nor may the Board of Directors amend this threshold in the Articles of Incorporation without shareholder approval, including, under current Ohio law, a two-thirds vote of the outstanding Class A Common Shares voting separately as a class.

     For purposes of determining the shares owned by a Significant Shareholder, but not for the purposes of determining shares outstanding, the following Common Shares will be excluded: (i) shares beneficially owned at
                         , 1995; (ii) shares acquired by will, by laws of
descent and distribution, by gift, or by foreclosure of a bona fide loan; (iii) shares acquired from the Company; (iv) shares acquired by operation of law (including a merger or consolidation effected for the purpose of recapitalizing or reincorporating such person but not for the purpose of acquiring another Person); (v) Common Shares received in exchange for Class A Common Shares if the Class A Common Shares were acquired by the exchanging party directly from the Company as a dividend on Common Shares; and (vi) shares acquired by or from a qualified employee benefit plan of the Company (collectively, (i) through (vi), "Excluded Shares").

     In a Class A Protection Transaction, the Significant Shareholder must offer to acquire from holders of the Class A Common Shares at least that number of additional Class A Common Shares (the "Additional Shares") determined by (i) multiplying the percentage of the number of outstanding Common Shares that are beneficially owned by such Significant Shareholder, and were acquired after
                         , 1995, by the total number of Class A Common Shares
outstanding on the date such Person or group became a Significant Shareholder; and (ii) subtracting therefrom the excess (if any) of the number of Class A Common Shares beneficially owned on such date over the number of Class A Common
Shares beneficially owned on                          , 1995, the date of the
Distribution. The Significant Shareholder must acquire all Class A Common Shares validly tendered or, if the number of shares tendered exceeds the number determined pursuant to such formula, a pro-rata number from each tendering holder (based on the number of shares tendered by each tendering shareholder).

     The offer price for any shares required to be purchased by the Significant Shareholder pursuant to this provision would be the greatest of: (i) the highest price per share paid by the Significant Shareholder for any Common Share or Class A Common Share in the six-month period ending on the date such Person or group became a Significant Shareholder; (ii) the highest sale price of a Common Share or Class A Common Share on the NASDAQ National Market (or such other securities exchange or quotation system as is then the principal trading market for such class of Common Equity) during the thirty-day period preceding the date such person or group became a Significant Shareholder; or (iii) the highest reported sale price for a Common Share or Class A Common Share on the NASDAQ National Market (or such other securities exchange or quotation system constituting the principal trading market for such class of Common Equity) on the business day preceding the date the Significant Shareholder commences the required tender offer.

     If a Significant Shareholder fails to undertake a Class A Protection Transaction within the time provided therefor, the voting rights of all of the Common Shares beneficially owned by such Significant Shareholder, regardless of when such shares were acquired, would be automatically suspended until completion of a Class A Protection Transaction or until divestiture of the excess Common Shares that triggered such requirement. To the extent that the voting power of any Common Shares is so suspended, such shares will not be included in the determination of aggregate voting shares for any purpose.

     A Class A Protection Transaction would also be required of any Significant Shareholder that acquires (other than any Excluded Shares) an amount equal to or greater than the next highest integral multiple of 5% (e.g., 20%, 25%, 30%,
etc.) of the outstanding Common Shares after                          , 1995 and
such Significant Shareholder does not own an equal or greater percentage of all then outstanding Class A Common Shares that such Significant Shareholder
acquired after                          , 1995, the date of the Distribution.
Such Significant Shareholder would be required to offer to buy that number of Additional Shares prescribed by the formula set forth above; provided that, for purposes of such formula, the date on which the Significant Shareholder acquired the next highest integral multiple of 5% of the outstanding Common Shares will be deemed to be the date on which such person or group became a Significant Shareholder.

     The requirement to engage in a Class A Protection Transaction will be satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares included in the required offer. If any Significant Shareholder fails to make the required tender offer, or to purchase shares validly tendered (after proration, if any), the voting rights of all Common Shares owned by such Significant Shareholder will be automatically suspended until consummation of an offer as required by the terms of the Class A Protection feature or until divestiture of the excess Common Shares that triggered the tender offer requirement.

     Neither the Class A Protection Transaction requirement nor the related possibility of suspension of voting rights applies to any increase in percentage ownership of Common Shares resulting solely from a change in the total number of Common Shares outstanding. All calculations with respect to percentage ownership of outstanding shares of either class of Common Equity are to be based upon the number of outstanding shares reflected in either the records of or a certificate from the Company's stock transfer agent or reported in the last to be filed of the Company's Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K, Form 10-C or definitive proxy statement.

     Since the definition of Significant Shareholder is based on the beneficial
ownership percentage of Common Shares acquired after             , 1995, a
person or group who is a shareholder of the Company at             , 1995 will
not become a Significant Shareholder unless such person or group acquires an additional 15% of the then outstanding Common Shares, regardless of the number
of Common Shares owned prior to             , 1995.

     The Class A Protection provision does not prevent any person or group from acquiring a significant or controlling interest in the Company, provided such person or group acquires a proportionate percentage of the Class A Common Shares, undertakes a Class A Protection Transaction or incurs suspension of the voting rights of Common Shares as provided by the Class A Protection feature. If a Class A Protection Transaction is required, the purchase price to be paid in such offer may be higher than the price at which a Significant Shareholder might otherwise be able to acquire an identical number of Class A Common Shares. Such requirement could make an acquisition of a significant or controlling interest in the Company more expensive and, if the Class A Protection Transaction is required, more time consuming, than if such requirement did not exist. Consequently, a person or group might be deterred from acquiring a significant or controlling interest in the Company as a result of such requirement. Moreover, by restricting the ability of an acquiror to acquire a significant interest in the Common Shares by paying a "control premium" for such shares without acquiring, or paying a similar premium for, Class A Common Shares, the Class A Protection feature is designed to help reduce or eliminate any discount on either of these classes of Common Equity.

     There can be no assurance that a person or group will be readily identifiable as a Significant Shareholder. Although the Federal securities laws currently require persons or groups holding 5% or more of the Common Shares or the Class A Common Shares to file reports with the Commission and the Company specifying the level of their ownership, there can be no assurance that a person or group will comply with such laws or that alternative methods of identifying such holders will be available. Accordingly, the benefits of the Class A Protection feature may be difficult to enforce.

     Preemptive Rights. None of the Common Shares, the Class A Common Shares or the Class B Common Shares will carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

     Sales and Repurchases. The Articles of Incorporation expressly permit the Board of Directors to authorize the sale of a class of shares even though a higher price could be obtained by selling shares of another class. The Articles of Incorporation also expressly permit the Board of Directors to repurchase shares of any class even though a lower price could be obtained by repurchasing the shares of another class.

     Transferability. The Common Shares and the Class A Common Shares will be freely transferable, subject to the existing Incentive Equity Plan ("IEP") restrictions on shares issued pursuant to such plan (and to certain contractual restrictions with respect to 15,000 Common Shares and a like number of Class A Common Shares to be received with respect thereto, held by a former officer of the Company). There is no established trading market for the Class B Common Shares because such shares are subject to the Company's right to repurchase contained in the Articles of Incorporation in the event of the death of the holder of Class B Common Shares or upon certain determinations by a holder of Class B Common Shares to dispose of such shares.

     Shareholder Information. The Company will deliver to the holders of Class A Common Shares the same proxy statements (without proxies except as required by law), annual reports and other information and reports as it delivers to holders of Common Shares and Class B Common Shares.

     Class B Repurchase Provision. The Articles of Incorporation grant the Company a first right to purchase Class B Common Shares from any holder of Class B Common Shares who makes certain determinations to dispose of or in any manner encumber such shares or upon the death of any holder. No sale, assignment, transfer, pledge, encumbrance or any other disposition of any Class B Common Shares may be made unless such Class B Common Shares are first offered to the Company. Class B Common Shares may be freely disposed of by the holder only if the Company does not exercise its option to purchase any or all of the

Class B Common Shares offered to it. Any Class B Common Shares disposed of pursuant to this procedure continue to be subject to the terms and conditions of the Class B Repurchase Provision contained in the Company's Articles of Incorporation.

ANTI-TAKEOVER PROVISIONS AND STATE ANTI-TAKEOVER LAWS

     Control of the Company by the Lincoln Family and employees of the Company, as well as certain statutory provisions of Ohio law and the Company's Articles of Incorporation and Code of Regulations may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market prices. In particular, Article Eighth of the Company's Articles of Incorporation, which contains requirements for approval of certain business combinations by "Disinterested Shareholders," and the Class A Protection feature contained in Article Fourth of the Company's Articles of Incorporation, which requires any person or group who acquires beneficial ownership of 15% or more of the
outstanding Common Shares after                  , 1995, acquire an equal or
greater percentage of all then outstanding Class A Common Shares, might have an anti-takeover effect by making the Company a less attractive target for a takeover bid. Also, the Company's Board of Directors is classified, so that only one-third of the Directors are subject to election at any one annual meeting of the shareholders. In addition to having a potential anti-takeover effect, classification reduces the ability to alter the composition of the Board of Directors.

     Further, Ohio law prohibits any person who owns 10% or more of a company's stock from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and certain other transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation's board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction only if, among other things: (i) approval is received from two-thirds of all voting shares and from a majority of shares not held by the 10% shareholder or certain affiliated persons; or (ii) the transaction meets certain criteria designed to ensure fairness to all remaining shareholders.

     In addition, the acquisition of shares entitling the holder to exercise certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the Company elected or appointed by the Directors, and Directors of the Company who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. In light of the fact that, upon completion of the Offerings, the current
shareholders of the Company will own   % of the Company's outstanding Common
Shares and Class B Common Shares, acquisitions of the foregoing levels of voting power by third parties may not be possible unless the current shareholders of the Company vote in favor thereof.

TRANSFER AGENT AND REGISTRAR

     KeyCorp Shareholder Services, Inc., Cleveland, Ohio, serves as the Transfer Agent and Registrar for the Common Shares, and is expected to be the Transfer Agent and Registrar for the Class A Common Shares.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. and McDonald & Company Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, the respective number of Class A Common Shares set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Class A Common Shares offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                            NUMBER OF
                                          UNDERWRITER                        SHARES
                                          -----------                       ---------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
        J.P. Morgan Securities Inc........................................
        McDonald & Company Securities, Inc................................
                                                                            ---------
                     Total................................................
                                                                            ==========

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Class A Common Shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $       per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $       per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives.

     The Company and the Underwriters have agreed to reserve up to of the Class A Common Shares offered hereby for sale by the Underwriters to certain eligible employees and other designees of the Company at the initial public offering price set forth on the cover page of this Prospectus. Any reserved Class A Common Shares not purchased by such persons will be offered by the Underwriters to the public on the same basis as the other Class A Common Shares offered hereby. Participants in the reserved share program have agreed not to make any disposition of such Class A Common Shares for a period of days after the date of this Prospectus without the consent of Merrill Lynch.

     The Company and the Selling Shareholders have each granted to the Underwriters options, exercisable for 30 days after the date of this Prospectus,
to purchase up to an additional             Class A Common Shares from the
Company and        Class A Common Shares from the Selling Shareholders at the initial public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such options only to cover over-allotments, if any, made in connection with the sale of Class A Common Shares offered hereby. To the extent that the Underwriters exercise these options, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of Class A Common Shares to be purchased by it shown in the foregoing table bears to the total number of Class A Common Shares initially offered by the Underwriters hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the initial shares are being offered.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

     The Company, its directors and executive officers, the Selling Shareholders and certain other of its existing shareholders have agreed that they will not for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any Common Shares or Class A Common Shares, or any security convertible or exchangeable into or exercisable for Common Shares or Class A Common Shares, except that the Company may, without such consent, issue Common Shares or Class A Common Shares pursuant to reservations, agreements or employee benefit plans referred to herein. Following the Offering, the Company's directors and executive officers, the Selling Shareholders and such other of its
existing shareholders will hold in the aggregate approximately   % of the
Company's Common Shares and   % of the Company's Class A Common Shares.

     Prior to the offering, there has been no public market for the Class A Common Shares. Consequently, the initial public offering price for a Class A Common Share has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations of other companies which the Company and the representatives believe to be comparable to the Company, estimates of the business potential of the Company, the prospects for earnings, and other factors deemed relevant.

Morgan Guaranty Trust Company of New York, an affiliate of J. P. Morgan Securities Inc., is a participant under the Credit Agreement.

                                 LEGAL MATTERS

     The validity of the Class A Common Shares offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of The Lincoln Electric Company at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, as to the years 1994, 1993 and 1992, are based in part on the reports of Price Waterhouse, independent auditors, and as to the year 1992, are based in part on the reports of KPMG Accountants N.V., independent auditors, and KPMG Klynveld Peat Marwick Goerdeler, independent auditors. The consolidated financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
The Lincoln Electric Company and Subsidiaries:
  Independent Auditors' Reports.......................................................  F-2
  Statements of Consolidated Financial Condition
     as of December 31, 1994 and 1993.................................................  F-6
  Statements of Consolidated Operations for the year
     ended December 31, 1994, 1993 and 1992...........................................  F-8
  Statements of Consolidated Shareholders' Equity for
     the year ended December 31, 1994, 1993 and 1992..................................  F-9
  Statements of Consolidated Cash Flows for the
     year ended December 31, 1994, 1993 and 1992......................................  F-10
  Notes to Consolidated Financial Statements..........................................  F-11

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Lincoln Electric Company

     We have audited the accompanying statements of consolidated financial condition of The Lincoln Electric Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The Lincoln Electric Company (Australia) Proprietary Limited and subsidiaries and, for 1992, the consolidated financial statements of Lincoln Norweld B.V. and subsidiaries and the consolidated financial statements of Messer Lincoln GmbH and subsidiary, all consolidated subsidiaries, which statements reflect total assets constituting 7% in 1994 and 5% in 1993 and total revenues constituting 5% in 1994 and 1993 and 36% in 1992 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for The Lincoln Electric Company (Australia) Proprietary Limited and subsidiaries and, for 1992, Lincoln Norweld B.V. and subsidiaries and Messer Lincoln GmbH and subsidiary, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln Electric Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                            ERNST & YOUNG LLP

Cleveland, Ohio
March 3, 1995

To the Board of Directors of
The Lincoln Electric Company

                       REPORT OF INDEPENDENT ACCOUNTANTS

     In our opinion, the consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows (none of which are presented separately herein) present fairly, in all material respects, the financial position of The Lincoln Electric Company (Australia) Proprietary Limited and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE

Parramatta, Australia
March 27, 1995

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
of Messer Lincoln GmbH

     We have audited the consolidated balance sheet of Messer Lincoln GmbH and its subsidiary as of December 31, 1992 and the balance sheet of Messer Lincoln GmbH as of December 31, 1991 and the related (consolidated) statements of income, retained earnings, and cash flows for the year ended December 31, 1992 and the period ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements (none of which are presented separately herein) based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company is a subsidiary of The Lincoln Electric Company based in Cleveland, Ohio, USA, which is responsible for management of the Company. The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered considerable losses in 1992 and 1991 and is dependent on the continued support of The Lincoln Electric Company for the continuance of its operations. The Lincoln Electric Company has confirmed that it will provide financial and other support to enable the Company to continue to trade as a viable and solvent business entity at least through December 31, 1993.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Messer Lincoln GmbH and its subsidiary as of December 31, 1992 and of Messer Lincoln GmbH as of December 31, 1991, and the results of its operations and its cash flows for the year ended December 31, 1992 and the period ended December 31, 1991 in conformity with generally accepted accounting principles.

Dusseldorf, March 12, 1993

KPMG KLYNVELD PEAT MARWICK GOERDELER
Gesellschaft mit beschrankter Haftung
Wirtschaftsprufungsgesellschaft

W. Schweiger
                                     T. te Dorsthorst

To the board of directors of
Lincoln-Norweld B.V.

                          INDEPENDENT AUDITORS' REPORT

     We have audited the consolidated balance sheet of Lincoln-Norweld B.V. and subsidiaries as of December 31, 1992, and the related consolidated statement of income, retained earnings and cash flows for the year ended December 31, 1992 (none of which are presented separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and statement of income are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lincoln-Norweld B.V. and subsidiaries as of December 31, 1992, and the results of its operations and its cash flows for the year then ended in conformity with United States generally accepted accounting principles.

                                            KPMG Accountants N.V.

Arnhem, The Netherlands
March 23, 1993

                 STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                                                                              DECEMBER 31
                                                                           1994         1993
                                                                         --------     --------
                                                                           (IN THOUSANDS OF
                                                                               DOLLARS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents............................................  $ 10,424     $ 20,381
  Accounts receivable (less allowances of $4,251 in 1994; $6,258 in
     1993).............................................................   126,007      110,504
  Inventories
     Raw materials and in-process......................................    72,302       66,987
     Finished goods....................................................    82,974       76,698
                                                                         --------     --------
                                                                          155,276      143,685
  Deferred income taxes -- Note E......................................    11,601       42,960
  Prepaid expenses.....................................................     2,899        3,241
  Other current assets.................................................     7,220        4,937
                                                                         --------     --------
TOTAL CURRENT ASSETS...................................................   313,427      325,708
OTHER ASSETS
  Notes receivable from employees......................................     3,151        4,747
  Goodwill -- Note C...................................................    39,213       39,732
  Other................................................................    16,855       19,665
                                                                         --------     --------
                                                                           59,219       64,144
PROPERTY, PLANT AND EQUIPMENT
  Land.................................................................    12,655       12,802
  Buildings............................................................   118,903      113,927
  Machinery, tools and equipment.......................................   312,957      279,933
                                                                         --------     --------
                                                                          444,515      406,662
  Less allowances for depreciation and amortization....................   260,304      236,971
                                                                         --------     --------
                                                                          184,211      169,691
                                                                         --------     --------

TOTAL ASSETS...........................................................  $556,857     $559,543
                                                                         ========     ========

                 STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                                                                             DECEMBER 31,
                                                                           1994         1993
                                                                         --------     --------
                                                                           (IN THOUSANDS OF
                                                                               DOLLARS)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable...............................................  $ 54,766     $ 43,471
  Notes payable to banks -- Note D.....................................    15,843       23,198
  Salaries, wages and amounts withheld.................................    12,405       12,779
  Taxes, including income taxes -- Note E..............................    21,783       23,061
  Dividend payable.....................................................     2,203        1,959
  Current portion of long-term debt -- Note D..........................     2,272       10,200
  Accrued restructuring charges -- Note C..............................     8,968       29,618
  Other current liabilities............................................    25,877       31,569
                                                                         --------     --------
TOTAL CURRENT LIABILITIES..............................................   144,117      175,855
LONG-TERM DEBT, less current portion -- Note D.........................   194,831      216,915
DEFERRED INCOME TAXES -- Note E........................................     6,631        6,128
OTHER LONG-TERM LIABILITIES............................................    10,337        9,221
MINORITY INTEREST IN SUBSIDIARIES......................................     6,808        7,929
SHAREHOLDERS' EQUITY
  Common Stock, without par value -- at stated
     capital amount -- Note B:
       Authorized -- 15,000,000 shares
       Outstanding -- 10,514,324 shares in 1994 and 10,381,450 shares in 1993, exclusive of 4,346,516 shares in 1994 and 4,479,390
        shares in 1993 held in treasury................................     2,103        2,076
  Class A Common Stock, without par value -- at stated capital amount --
     Note B:
       Authorized -- 2,000,000
       Outstanding -- 499,840 shares...................................       100          100
  Additional paid-in capital...........................................    25,447       22,926
  Retained earnings....................................................   176,965      137,307
  Cumulative translation adjustments...................................   (10,482)     (18,914)
                                                                         --------     --------
                                                                          194,133      143,495
                                                                         --------     --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................  $556,857     $559,543
                                                                         ========     ========

See notes to consolidated financial statements.


                     STATEMENTS OF CONSOLIDATED OPERATIONS

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                                                                   YEAR ENDED DECEMBER 31
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                              (IN THOUSANDS OF DOLLARS EXCEPT
                                                                      PER SHARE DATA)
Net sales..................................................  $906,604     $845,999     $853,007
Cost of goods sold.........................................   556,259      532,795      553,103
                                                             --------     --------     --------
Gross Profit...............................................   350,345      313,204      299,904
Distribution cost/selling, general & administrative
  expenses.................................................   261,681      277,003      299,195
Restructuring charges (income) -- Note C...................    (2,735)      70,079       23,897
                                                             --------     --------     --------
Operating income (loss)....................................    91,399      (33,878)     (23,188)
Other income (expense):
  Interest income..........................................     1,442        1,627        3,061
  Other income.............................................     3,067        2,922        4,433
  Interest expense.........................................   (15,740)     (17,621)     (18,736)
                                                             --------     --------     --------
                                                              (11,231)     (13,072)     (11,242)
                                                             --------     --------     --------
Income (loss) before income taxes and cumulative effect of
  accounting change........................................    80,168      (46,950)     (34,430)
Income taxes (benefit) -- Note E...........................    32,160       (6,414)      11,370
                                                             --------     --------     --------
Income (loss) before cumulative effect of accounting
  change...................................................    48,008      (40,536)     (45,800)
Cumulative effect to January 1, 1993 of change in method of
  accounting for income taxes -- Note A....................                  2,468
                                                             --------     --------     --------
Net income (loss)..........................................  $ 48,008     $(38,068)    $(45,800)
                                                             ========     ========     ========
Per share:
  Income (loss) before cumulative effect of accounting
     change................................................      4.38        (3.74)       (4.24)
  Cumulative effect of accounting change...................                    .23
                                                             --------     --------     --------
  Net income (loss)........................................  $   4.38     $  (3.51)    $  (4.24)
                                                             ========     ========     ========

See notes to consolidated financial statements.


                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                  YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                             CLASS A COMMON
                                         COMMON STOCK            STOCK         ADDITIONAL              CUMULATIVE
                                      -------------------   ----------------    PAID IN     RETAINED   TRANSLATION
                                        SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS      TOTAL
                                      ----------   ------   -------   ------   ----------   --------   -----------   -----------
                                                                      (IN THOUSANDS OF DOLLARS)
Balance, January 1, 1992.............  1,039,142   $ 208     35,794    $  7     $ 20,845    $238,412    $   4,664     $  264,136
  Net loss...........................                                                        (45,800)                    (45,800)
  Cash dividends declared -- $.72 per
    share............................                                                         (7,762)                     (7,762)
  Purchases of Common Stock..........    (16,841)     (3)                         (2,473)     (1,667)                     (4,143)
  Shares sold to employees...........      9,979       2                           2,373                                   2,375
  Shares issued to ESOP..............                         9,268       2        2,058                                   2,060
  Shares issued under Incentive
    Equity Plan......................      1,066                                     264                                     264
  Adjustment for the year............                                                                     (12,407)       (12,407)
                                      ----------   ------   -------   ------   ----------   --------   -----------   -----------
Balance December 31, 1992............  1,033,346     207     45,062       9       23,067     183,183       (7,743)       198,723
  Net loss...........................                                                        (38,068)                    (38,068)
  Cash dividends declared -- $.72 per
    share............................                                                         (7,808)                     (7,808)
  Shares sold to employees...........      3,648       1                             678                                     679
  Shares issued under Incentive
    Equity Plan......................      1,151                                     224                                     224
  Ten-for-one stock split............  9,343,305   1,868    405,558      81       (1,949)
  Shares issued to ESOP..............                        49,220      10          906                                     916
  Adjustment for the year............                                                                     (11,171)       (11,171)
                                      ----------   ------   -------   ------   ----------   --------   -----------   -----------
Balance December 31, 1993............ 10,381,450   2,076    499,840     100       22,926     137,307      (18,914)       143,495
  Net income.........................                                                         48,008                      48,008
  Cash dividends declared -- $.76 per
    share............................                                                         (8,350)                     (8,350)
  Shares sold to employees...........    107,520      22                           2,063                                   2,085
  Shares issued under Incentive
    Equity Plan......................     25,354       5                             458                                     463
  Adjustment for the year............                                                                       8,432          8,432
                                      ----------   ------   -------   ------   ---------    --------    ----------    ----------
Balance December 31, 1994............ 10,514,324   $2,103   499,840    $100     $ 25,447    $176,965    $ (10,482)    $  194,133
                                      ==========   ======   =======   ======   =========    ========    =========     ==========

See notes to consolidated financial statements.


                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                                                                   YEAR ENDED DECEMBER 31
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                 (IN THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net income (loss)..........................................  $ 48,008     $(38,068)    $(45,800)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation and amortization.......................    27,960       30,545       31,511
       Deferred income taxes...............................    31,862      (32,501)         538
       Cumulative effect of accounting change..............                 (2,468)
       Foreign exchange loss (gain)........................     4,047         (348)         957
       Employee Stock Ownership Plan.......................                    916        2,060
       Minority interest...................................       416         (358)      (2,158)
       Provision for restructuring.........................    (2,735)      68,370       18,356
       Changes in operating assets and liabilities net of
          effects from acquisitions:
            (Increase) in accounts receivable..............   (14,003)      (6,228)        (739)
            (Increase) decrease in inventories.............    (6,476)      10,654       22,939
            (Increase) decrease in other current assets....    (1,447)      (1,331)         695
            Increase in accounts payable...................     9,929        2,856          171
            (Decrease) in other current liabilities........   (31,026)      (2,928)      (4,060)
            Gross change in other noncurrent assets........     1,368       (3,112)      (2,699)
            Other--net.....................................       763        2,734        1,853
                                                             --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES..................    68,666       28,733       23,624
INVESTING ACTIVITIES
  Purchases of property, plant and equipment...............   (37,366)     (19,090)     (34,847)
  Sales of property, plant and equipment...................     5,099        2,599        4,448
  Acquisitions, net of cash acquired.......................                 (8,518)     (37,288)
                                                             --------     --------     --------
NET CASH USED BY INVESTING ACTIVITIES......................   (32,267)     (25,009)     (67,687)
FINANCING ACTIVITIES
  Proceeds from the sale of Common Stock...................     2,085          679        2,375
  Purchase of Common Stock.................................                              (4,143)
  Proceeds from short-term borrowings, maturities greater
     than three months.....................................    56,405          305       11,674
  Payments on short-term borrowings, maturities greater
     than three months.....................................   (59,293)     (12,736)
  Notes payable to banks--net..............................    (5,122)      (9,470)     (33,416)
  Proceeds from long-term borrowings.......................   317,669      603,405      287,317
  Payment on long-term borrowings..........................  (351,793)    (576,445)    (212,111)
  Dividends paid...........................................    (8,106)      (7,791)      (7,756)
  Other....................................................       838         (210)         321
                                                             --------     --------     --------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES...........   (47,317)      (2,263)      44,261
Effect of exchange rate changes on cash and cash
  equivalents..............................................       961       (1,707)         170
                                                             --------     --------     --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........    (9,957)        (246)         368
Cash and cash equivalents at beginning of year.............    20,381       20,627       20,259
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................  $ 10,424     $ 20,381     $ 20,627
                                                             ========     ========     ========

See notes to consolidated financial statements.


                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                               DECEMBER 31, 1994

NOTE A -- ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of The Lincoln Electric Company and its subsidiaries (the "Company") after elimination of all significant intercompany accounts, transactions and profits.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market. For domestic inventories, cost is determined principally by the last-in, first-out
(LIFO) method, and for foreign inventories cost is determined by the first-in, first-out (FIFO) method. At December 31, 1994 and 1993, approximately 62% and 60%, respectively, of total inventories were valued using the LIFO method. The excess of current cost over LIFO cost amounted to $51,739 at December 31, 1994 and $48,876 at December 31, 1993. During 1992, certain LIFO inventories were reduced, resulting in liquidations of LIFO inventory quantities carried at the lower costs of prior years, as compared with their 1992 costs. The effect of these liquidations was to reduce the 1992 net loss after tax, by $1,018 ($.09 per share).

     Property, Plant and Equipment: Property, plant and equipment, including facilities and equipment under capital leases (not material), are stated at cost and include improvements which significantly extend the useful lives of existing plant and equipment. Depreciation and amortization are computed by both accelerated and straight-line methods.

     Research and Development: Research and development costs, which are expensed as incurred, were $18,473 in 1994, $19,210 in 1993 and $19,364 in 1992.

     Goodwill: The excess of the purchase price over the fair value of net assets acquired (goodwill) is amortized by the straight-line basis over periods not exceeding 40 years. Amounts are stated net of accumulated amortization of $5,784 and $2,363 in 1994 and 1993, respectively.

     The carrying value of goodwill is reviewed if facts and circumstances indicate a potential impairment of carrying value utilizing relevant cash flow and profitability information.

     Translation of Foreign Currencies: For subsidiaries in countries which do not have highly inflationary economies, asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the balance sheet date and revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments are reflected as a component of shareholders' equity.

     For subsidiaries in countries with highly inflationary economies (Venezuela and Brazil) inventories, property, plant and equipment and related depreciation are translated into U.S. dollars at historical exchange rates. Other asset and liability accounts are translated at exchange rates in effect at the balance sheet date and revenues and expenses, excluding depreciation, are translated at average monthly exchange rates. Translation adjustments for these subsidiaries, as well as transaction gains and losses of all other subsidiaries, are included in the statements of consolidated operations in distribution cost/selling, general & administrative expenses. The Company recorded transaction losses of $3,746 in 1994, $228 in 1993 and $859 in 1992. The increase in transaction losses in 1994 is attributable to the effect of the devaluation of the Mexican peso on a U.S. dollar denominated debt obligation.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE A -- ACCOUNTING POLICIES -- (CONTINUED)
     Financial Instruments: The Company on a limited basis has used forward exchange contracts to hedge exposure to exchange rate fluctuations on anticipated future purchase and sales transactions and certain intercompany transactions. Any contracts that are entered into are written on a short-term basis, are not held for trading purposes, and are not held for purposes of speculation. Gains and losses on forward exchange contracts described herein are recognized in the statements of consolidated operations in the periods the exchange rates change. At December 31, 1994, the Company had no outstanding forward exchange contracts.

     Accounting Change: Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement No. 109, income tax expense was determined using the deferred method under which deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. As permitted by Statement No. 109, the Company elected not to restate the financial statements of any prior year. The cumulative effect of the change decreased the net loss for 1993 by $2,468 or $.23 per share.

     Net Income (Loss) per Share: Net income (loss) per share is based on the average number of all shares outstanding during the year (10,969,991 in 1994; 10,851,991 in 1993 and 10,796,410 in 1992).

     Other: Included in Distribution cost/selling, general & administrative expenses are the costs related to the Company's discretionary employee bonus ($68,370 in 1994; $61,883 in 1993; and $55,282 in 1992.)

     Notes receivable from employees are secured by Company Common Stock owned by the employee.

     Reclassification: Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

NOTE B -- SHAREHOLDERS' EQUITY

     The Lincoln Electric Company Employees' Stock Purchase Plan ("Plan") which provided that employees could purchase shares of the Company's Common Stock, when offered, at its estimated fair value, was terminated by the Board of Directors in February 1995 effective March 30, 1995. Under the Plan, the Company had the option to repurchase the shares, but in 1992 the Company suspended the repurchase of all shares and the employees were permitted to sell their shares on the open market. Upon termination of the Plan, all shares issued under the Plan (1,639,686) became unrestricted shares.

     The Lincoln Electric Company 1988 Incentive Equity Plan ("Incentive Equity Plan") provides for the award or sale of Common Stock to officers and other key employees of the Company and its subsidiaries. Distribution of shares is based on certain specified performance and other conditions being satisfied. As a result of conditions being fulfilled in 1991 with respect to certain of the Company's subsidiaries, the Company awarded 32,524 shares (including 524 shares issued for dividends accrued during the deferral period) of which 10,660 shares were distributed in 1992, 11,510 shares in 1993, and 10,354 shares in 1994. These shares, along with 15,000 shares issued to a former officer of the Company, are restricted as to resale rights with the Company having a right of first refusal at a purchase price based on the book value of the shares. Additionally, in 1994, 15,000 shares were issued to certain officers of the Company. Such shares vest equally over a three-year period, commencing in 1995 and ending in 1997. At December 31, 1994, there were no other outstanding awards under the Plan, and 952,476 shares are reserved for future issuance under the Incentive Equity Plan.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE B -- SHAREHOLDERS' EQUITY -- (CONTINUED)
     The Lincoln Electric Company Employee Stock Ownership Plan (the "ESOP") is a non-contributory profit-sharing plan established to provide deferred compensation benefits for all eligible employees. The cost of the plan is borne by the Company through contributions to an employee stock ownership trust as determined annually by the Board of Directors. In May 1989, shareholders authorized 2,000,000 shares of Class A Common Stock ("Class A Common Stock"), without par value. The Company's Common Stock and Class A Common Stock are identical in all respects, except that holders of Class A Common Stock are subject to certain transfer restrictions and the Class A Common Stock is only issued to the ESOP. In 1994, no shares of stock were issued to the ESOP. In 1993, the Company issued 49,220 shares (92,680 shares in 1992) to the ESOP with an estimated fair value of $916 ($2,060 in 1992) which was recorded as compensation expense. The difference between the total stated capital amount of $.20 per share and the estimated fair value was recorded as additional paid-in-capital. At December 31, 1994 and 1993, 1,500,160 authorized but unissued shares are available for future issuance to the ESOP.

NOTE C -- RESTRUCTURING CHARGES

     In 1993, the Company substantially completed the formulation of its plan, which was subsequently implemented principally in 1994, to downsize and streamline its foreign operations (primarily in Europe) and close manufacturing facilities in Germany, Japan and South America. Management's decisions resulted in a restructuring charge for 1993 of $70,100 ($40,900 after tax or $3.77 per share) which was comprised of (1) asset write-downs in the amount of $45,900 including goodwill of $8,900; (2) severance and other redundancy costs of $27,500; and (3) a net credit of $3,300 comprised of a claim settlement and other restructuring liabilities including estimated losses through the final facility closing dates in 1994.

     In 1992, the Company recorded a restructuring charge of $23,900 (without tax benefit, or $2.21 per share) as a result of decisions by management at that time to downsize and streamline certain foreign operations (principally in Europe). This charge was primarily for severance pay, redundancies and other liabilities relating to the reorganization of the sales and distribution operations in Europe.

     In 1994, all of the planned facility closings were completed and one of the facilities was disposed of. In total, approximately 1,400 employees were terminated as a result of the 1992 and 1993 restructuring programs. In 1994 the restructuring accruals were adjusted to reflect management's current cost estimates to complete the program which resulted in a credit to income of $2,735. Included in property, plant and equipment, are facilities held for sale with a net carrying value of $4,700. The remaining expenditures, which include costs related to the sale of real estate and holding costs to be incurred through the estimated date of disposal, are anticipated to be incurred in 1995 and 1996.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE D -- SHORT-TERM AND LONG-TERM DEBT

                                                                       1994        1993
                                                                     --------    --------
     Short-term debt:
       Notes payable to banks at interest rates from 5.6625% to
          11.25% (4.125% to 23.25% in 1993)........................  $ 15,843    $ 23,198
                                                                     ========    ========
     Long-term debt:
       Multi-currency Credit Agreement, due October 1, 1997........  $100,947    $126,457
       8.98% Senior Note due 2003 (equal annual principal payments
          commencing in 1996)......................................    75,000      75,000
       Other borrowings due through 2023, interest at 2.00% to
          13.74% (3.00% to 13.74% in 1993).........................    21,156      25,658
                                                                     --------    --------
                                                                     $197,103    $227,115
       Less current portion........................................     2,272      10,200
                                                                     --------    --------
               Total ..............................................  $194,831    $216,915
                                                                     ========    ========

     In October 1994, the Company amended its unsecured, multi-currency Credit Agreement with ten banks and reduced its committed line under the Credit Agreement from $230,000 to $200,000 which the Company believes is sufficient to meet future financing needs. Under the terms of the amended agreement which expires October 1, 1997, but provides for a mechanism for annual extensions, the interest rate on outstanding borrowings is determined based upon defined leverage rates for the pricing option selected. The interest rate can range from the LIBOR plus .375% to LIBOR plus 1.125% depending upon the defined leverage rate. The agreement also provides for commitment fees ranging from .2% to .375% per annum on the unused credit lines based upon the defined leverage rate. Prior to the amendment, the interest rates ranged from LIBOR plus 1% to LIBOR plus 2%, and the commitment fees were from .375% to .5%.

     Simultaneously, with the signing of the Credit Agreement, the $75,000 8.98% Senior Note due in 2003 was amended to change the financial covenants to conform with the financial covenants of the amended Credit Agreement, which requires a
1.35 to 1 consolidated current ratio and the maintenance of consolidated tangible net worth of $125,000 plus 50% of net income subsequent to January 1, 1995. In addition, there are requirements with respect to interest coverage and funded debt to capital ratios (.60 to 1 decreasing to .50 to 1 after December 31, 1995), and limitations on capital expenditures. Purchases of unrestricted stock and the payment of dividends are limited to 50% of cumulative net income from January 1, 1993, plus $25,000. At December 31, 1994, the Company was in compliance with all of its financial covenants and $13,800 was available for dividends and the purchase of unrestricted stock. The limitations on capital expenditures, purchases of unrestricted common stock and payment of dividends can be waived based on the achievement of a certain interest coverage ratio for three consecutive quarters.

     Maturities of long-term debt for the five years succeeding December 31, 1994 are $2,272 in 1995, $10,652 in 1996, $120,884 in 1997, $9,861 in 1998;
$9,612 in 1999 and $43,822 thereafter.

     At December 31, 1994, certain loans ($7,900) were collateralized by property and equipment.

     Interest expense capitalized to property, plant and equipment was $244 in 1994, $71 in 1993 and $320 in 1992. Total interest paid was $17,400 in 1994,
$19,000 in 1993 and $17,500 in 1992. Weighted average interest rates on notes payable to banks at December 31, 1994 and 1993 were 6.8% and 9.1%, respectively.

     In 1992, the Company terminated an interest rate swap agreement with a notional borrowing amount of $75,000 and received $2,586 which was amortized ($904 in 1994; $986 in 1993 and $696 in 1992) over the original swap term as a yield adjustment to interest expense on the underlying $75,000 debt.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE D -- SHORT-TERM AND LONG-TERM DEBT -- (CONTINUED)

     In connection with the expansion of its motor plant, the Company received in 1994 $6,000 of low interest rate loans from certain governmental entities. The Company also received in 1994 $1,750 of government grants which were recorded as a reduction in property, plant and equipment.

NOTE E -- INCOME TAXES

     The components of income (loss) before income taxes and cumulative effect of accounting change are as follows:

                                                             1994        1993        1992
                                                            -------    --------    --------
     U.S..................................................  $70,703    $ 43,345    $ 24,120
     Non-U.S..............................................    9,465     (90,295)    (58,550)
                                                            -------    --------    --------
               Total......................................  $80,168    $(46,950)   $(34,430)
                                                            =======    ========    ========


     Components of income tax expense (benefit) are as follows:

                                                                                   DEFERRED
                                                             LIABILITY METHOD       METHOD
                                                           --------------------    --------
                                                             1994        1993        1992
                                                           --------    --------    --------
     Current:
       Federal...........................................  $ (8,379)   $ 21,032    $  8,295
       Non-U.S...........................................     4,143       2,227       1,310
       State and local...................................     4,534       2,828       1,227
                                                           --------    --------    --------
                                                                298      26,087      10,832
     Deferred:
       Federal...........................................    31,223     (32,980)      1,232
       Non-U.S...........................................       639         479        (694)
                                                           --------    --------    --------
                                                             31,862     (32,501)        538
                                                           --------    --------    --------
               Total.....................................  $ 32,160    $ (6,414)   $ 11,370
                                                           ========    ========    ========


The components of the provision for deferred income taxes for 1992 were as follows:

Inventory adjustments...........................................  $ 201
Incentive equity plan...........................................     87
Depreciation....................................................    204
Other asset adjustments.........................................    (88)
Pension adjustments.............................................   (299)
Employee stock ownership plan...................................   (149)
Other...........................................................    582
                                                                  -----
          Total.................................................  $ 538
                                                                  =====

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE E -- INCOME TAXES -- (CONTINUED)

     The differences between total income tax expense (benefit) and the amount computed by applying the statutory Federal income tax rate to income (loss) before income taxes and cumulative effect of accounting change are as follows:

                                                                                   DEFERRED
                                                             LIABILITY METHOD       METHOD
                                                            -------------------    --------
                                                             1994        1993        1992
                                                            -------    --------    --------
     Statutory rate applied...............................       35%         35%         34%
       to pre-tax income (loss)...........................  $28,059    $(16,432)   $(11,706)
     Effect of state and local income taxes, net of
       Federal tax benefit................................    2,947       1,838         810
     Differences in income taxes on non-U.S. earnings and
       remittances........................................   (1,158)        336        (502)
     Non-U.S. losses and unrecognized tax benefits........    2,113       8,308      22,650
     Foreign Sales Corporation............................     (838)       (703)       (630)
     Other -- net.........................................    1,037         239         748
                                                            -------    --------    --------
               Total......................................  $32,160    $ (6,414)   $ 11,370
                                                            =======    ========    ========

     Total income tax payments, net of refunds, were $6,115 in 1994, $19,400 in 1993 and $16,500 in 1992.

     At December 31, 1994, the Company's foreign subsidiaries have net operating loss carryforwards of approximately $61,100 which expire in various years from 1995 through 2002, except for $5,000 for which there is no expiration date.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1994 and 1993, are as follows:

                                                                      1994         1993
                                                                    --------     --------
     Deferred tax assets:
       Net operating loss carryforwards...........................  $ 20,015     $ 15,709
       Restructuring activities...................................                 33,446
       Inventory adjustments......................................     3,274        2,772
       Other accrual accounts.....................................     4,273        1,685
       Employee benefits..........................................     1,269         (172)
       Other asset adjustments....................................     3,350        3,245
       Pension adjustments........................................     2,417        2,085
       Other deferred tax assets..................................     2,844        7,406
                                                                    --------     --------
                                                                      37,442       66,176
       Valuation allowance........................................   (18,987)     (15,709)
                                                                    --------     --------
                                                                      18,455       50,467
     Deferred tax liabilities:
       Depreciation...............................................    (8,136)    $ (3,390)
       Pension adjustments........................................    (2,690)        (618)
       Other deferred tax liabilities.............................    (2,659)      (9,627)
                                                                    --------     --------
                                                                     (13,485)     (13,635)
                                                                    --------     --------
               Total..............................................  $  4,970     $ 36,832
                                                                    ========     ========

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE E -- INCOME TAXES -- (CONTINUED)

     Income taxes currently payable amounted to approximately $10,100 and $12,200 at December 31, 1994 and 1993, respectively.

     The Company does not provide deferred income taxes on unremitted earnings of foreign subsidiaries as such funds are deemed permanently reinvested to finance foreign expansion and meet operational needs on an ongoing basis. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes subject to an adjustment for foreign tax credits and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its calculation; however, unrecognized non-U.S. tax credits and non-U.S. withholding taxes paid upon distribution would be available to reduce some portion of the U.S. liability.

NOTE F -- RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

     The Company and its subsidiaries maintain a number of defined benefit and defined contribution plans to provide retirement benefits for their employees in the United States as well as their employees in foreign countries. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974, local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension costs accrued are funded except for the cost associated with a supplemental employee retirement plan for certain key employees.

     A summary of the components of total pension expense is as follows:

                                                               1994         1993         1992
                                                             --------     --------     --------
U.S. Plans:
  Service cost -- benefits earned during the year..........  $  7,155     $  6,115     $  5,571
  Interest cost on projected benefit obligation............    19,601       18,158       17,207
  Actual return on plan assets.............................   (18,795)     (19,569)     (16,812)
  Net amortization and deferral............................      (528)       1,441       (1,404)
                                                             --------     --------     --------
  Net pension cost of defined benefit plans................     7,433        6,145        4,562
  Defined contribution plans...............................       258          193          225
                                                             --------     --------     --------
          Total U.S. plans.................................     7,691        6,338        4,787
Non-U.S. Plans:
  Service cost -- benefits earned during the year..........     1,524        1,422        1,555
  Interest cost on projected benefit obligation............     2,207        2,253        2,472
  Actual return on plan assets.............................      (932)      (4,506)      (2,800)
  Net amortization and deferral............................    (1,717)       2,000          289
                                                             --------     --------     --------
  Net pension cost of defined benefit plans................     1,082        1,169        1,516
  Defined contribution plans...............................       702        1,326          905
                                                             --------     --------     --------
          Total Non-U.S. plans.............................     1,784        2,495        2,421
                                                             --------     --------     --------
          Total pension expense............................  $  9,475     $  8,833     $  7,208
                                                             ========     ========     ========

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE F -- RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT
          PLANS -- (CONTINUED)

     The funded status of the U.S. and Non-U.S. plans at December 31, 1994 and 1993 is as follows:

                                                           U.S.                   NON-U.S.
                                                  ---------------------     ---------------------
                                                    1994         1993         1994         1993
                                                  --------     --------     --------     --------
Actuarial present value of accumulated benefit
  obligations:
     Vested.....................................  $218,754     $222,588     $ 24,902     $ 23,881
     Nonvested..................................     9,797        8,463          881        1,136
                                                  --------     --------     --------     --------
                                                  $228,551     $231,051     $ 25,783     $ 25,017
                                                  ========     ========     ========     ========
Actuarial present value of projected benefit
  obligations...................................  $258,661     $254,295     $ 29,020     $ 28,396
Plan assets at fair value.......................   243,802      228,014       32,272       28,191
                                                  --------     --------     --------     --------
Excess of projected benefit obligations over
  plan assets...................................   (14,859)     (26,281)       3,252         (205)
     Unrecognized net (gain) loss...............       155       13,788       (1,410)      (1,593)
     Unrecognized prior service cost............    13,839       10,835          389          540
     Unrecognized net assets at January 1, 1994
       and 1993, net of amortization............    (2,910)      (3,239)      (1,519)      (1,449)
     Minimum Liability..........................    (2,183)                     (480)        (351)
                                                  --------     --------     --------     --------
     Accrued retirement annuity expense
       recognized in the balance sheet..........  $ (5,958)    $ (4,897)    $    232     $ (3,058)
                                                  ========     ========     ========     ========

     The decrease in the actuarial present value of accumulated benefit obligations ("ABO") for the U.S. plans is largely due to the change in the discount rate from 7.5% to 8.25%, offset by the addition of a new non-qualified Supplemental Executive Retirement Plan, as well as the normal one year's additional accrual of benefit under all plans. In addition, the increase in the ABO for the foreign plans is largely due to the restructuring of some of the plans, as well as the normal one year's accrual of additional benefits, offset by a change in the weighted average discount rate from 7.5% to 8.2% in 1994.

     Assumptions used in accounting for the defined benefit plans as of December
31, 1994 and 1993 for both the U.S. and Non-U.S. plans were as follows:

                                                                    U.S.            NON-U.S.
                                                                    PLANS             PLANS
                                                                -------------     -------------
                                                                1994     1993     1994     1993
                                                                ----     ----     ----     ----
Weighted-average discount rates...............................  8.25%    7.5 %    8.2 %    7.5 %
Projected rates of increase in compensation...................  5.50%    4.1 %    4.8 %    4.2 %
Expected rates of return on plan assets.......................  9.00%    9.0 %    8.5 %    9.1 %

     Plan assets for the U.S. plans consist principally of deposit administration contracts and an investment contract with an insurance company. Other assets held by the U.S. plans not under insurance contracts are invested in equity and fixed income securities. Plan assets for the non-U.S. plans are invested in non-U.S. insurance contracts and non-U.S. equity and fixed income securities.

     The Company does not have and does not provide for any postretirement or postemployment benefits other than pensions.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE F -- RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT
          PLANS -- (CONTINUED)

     The Cleveland, Ohio area operations have a Guaranteed Continuous Employment Plan covering substantially all employees, which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE G -- INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

     The Company's primary business is the design, manufacture and sale, in the domestic and international markets of arc and other welding products and related gases used in the welding process. The Company also designs, manufactures and sells integral horsepower industrial electric motors. Financial information by geographic areas follows:

                                    UNITED                     OTHER
                                    STATES       EUROPE      COUNTRIES     ELIMINATIONS      TOTAL
                                   --------     --------     ---------     ------------     --------
1994:
  Net sales to unaffiliated
     customers.................    $641,607     $156,803     $108,194        $              $906,604
  Inter-geographic sales.......      40,876       10,558        7,060         (58,494)            --
                                   --------     --------     ---------     ------------     --------
          Total................    $682,483     $167,361     $115,254        $(58,494)      $906,604
                                   ========     ========     ========      ===========      ========
  Pre-tax profit (loss)........    $ 71,650     $  3,945     $  5,520        $   (947)      $ 80,168
  Identifiable assets..........     350,012      165,722       76,129         (35,006)       556,857

1993:
  Net sales to unaffiliated
     customers.................    $543,458     $211,268     $ 91,273        $              $845,999
  Inter-geographic sales.......      29,077        6,663        4,806         (40,546)            --
                                   --------     --------     ---------     ------------     --------
          Total................    $572,535     $217,931     $ 96,079        $(40,546)      $845,999
                                   ========     ========     ========      ===========      ========
  Pre-tax profit (loss)........    $ 42,570     $(68,865)    $(22,903 )      $  2,248       $(46,950)
  Identifiable assets..........     389,247      172,136       69,871         (71,711)       559,543

1992:
  Net sales to unaffiliated
     customers.................    $487,145     $275,520     $ 90,342        $              $853,007
  Inter-geographic sales.......      30,466        6,811        4,944         (42,221)            --
                                   --------     --------     ---------     ------------     --------
          Total................    $517,611     $282,331     $ 95,286        $(42,221)      $853,007
                                   ========     ========     ========      ===========      ========
  Pre-tax profit (loss)........    $ 24,860     $(52,828)    $ (7,183 )      $    721       $(34,430)
  Identifiable assets..........     294,730      246,457       86,839         (24,679)       603,347

     Intercompany sales between geographic regions are accounted for at prices comparable to normal, customer sales and are eliminated in consolidation.

     Export sales (excluding intercompany sales) from the United States were $64,400 in 1994, $58,100 in 1993 and $67,100 in 1992.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

NOTE H -- ACQUISITIONS

     In June 1993, the Company purchased the outstanding minority interest in its subsidiary in Spain for approximately $8,500. In January and May of 1992, respectively, the Company purchased the remaining 29 percent interest in Lincoln Norweld and a small Mexican company for an aggregate of $37,300. These transactions were accounted for as purchases and their results of operations and the increased interest in their results of operations, were included in the consolidated statements of operations from the respective transaction dates.

NOTE I -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company has various financial instruments, including cash, cash equivalents and short and long-term debt. The Company has determined the estimated fair value of these financial instruments by using available market information and appropriate valuation methodologies which require judgment. Accordingly, the use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The Company believes the carrying values of its financial instruments approximate their fair value.

NOTE J -- OPERATING LEASES

     The Company leases sales offices, warehouses, office equipment and data processing equipment. Such leases, some of which are noncancellable, and in many cases, include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense was $9,226 in 1994, $9,864 in 1993 and $9,840 in 1992.

     At December 31, 1994, total minimum lease payments for noncancellable operating leases are as follows:

1995           $ 8,624
1996             6,855
1997             4,626
1998             3,887
1999             2,723
Thereafter       4,176
               -------
Total          $30,891
               =======

NOTE K -- CONTINGENCIES

     The Company and its subsidiaries are involved in various litigation in the ordinary conduct of its business. Based on information known to the Company, Management believes the outcome of all pending litigation will not have a material effect upon the financial position of the Company.

                 THE LINCOLN ELECTRIC COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED


NOTE L -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                    1994                          MAR 31       JUN 30       SEP 30       DEC 31
- ---------------------------------------------    --------     --------     --------     ---------
Net sales....................................    $210,525     $234,173     $230,752     $ 231,154
Gross profit.................................      81,966       90,316       89,904        88,159
Income before income taxes...................      17,785       21,494       21,499        19,390(a)
Net income...................................      10,407       12,307       11,669        13,625(a)
Net income per share.........................    $   0.96     $   1.12     $   1.06     $    1.24

                    1993                          MAR 31       JUN 30       SEP 30       DEC 31
- ---------------------------------------------    --------     --------     --------     ---------
Net sales....................................    $211,168     $215,441     $209,173     $ 210,217
Gross profit.................................      79,756       79,415       80,300        73,733
Income (loss) before income taxes and
  cumulative effect of accounting change.....      10,106        7,167       10,459       (74,682)(c)
Income (loss) before cumulative effect of
  accounting change..........................       4,806          995        3,706       (50,043)(c)
Net income (loss)............................       7,274(b)       995        3,706       (50,043)(c)
Per share data:
Income (loss) before cumulative effect of
  accounting change..........................    $   0.44     $   0.09     $   0.34     $   (4.61)
Net income (loss)............................    $   0.67     $   0.09     $   0.34     $   (4.61)


- ---------------

(a) - Includes $2,500 of net adjustments to various expense accruals and $3,140 for the devaluation of the Mexican peso, offset partially by net favorable inventory adjustments of $1,900 and adjustments to restructuring accruals of $3,235. Also includes a favorable $2,000 adjustment to income taxes to reflect the annual effective income tax rate.

(b) - The first quarter of 1993 includes an increase in net income of $2,468 ($.23 per share) for the cumulative effect on prior years for a change in accounting principle effective January 1, 1993.

(c) - Includes a $70,100 ($40,900 after tax or 3.77 per share) charge for restructuring and other pretax adjustments of $6,365.


==============================================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN
CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY, THE SELLING SHAREHOLDERS, OR THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR
A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON SHARES IN ANY JURISDICTION
WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR
SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS
NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information...................   2
Incorporation of Certain
  Documents by Reference................   2
Prospectus Summary......................   3
Investment Considerations...............   7
The Company.............................  10
Use of Proceeds.........................  11
Dividend Policy.........................  11
Capitalization..........................  12
Selected Consolidated Financial Data....  13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  15
Business................................  19
Management..............................  27
Selling Shareholders....................  29
Description of Capital Stock............  30
Underwriting............................  35
Legal Matters...........................  36
Experts.................................  36
Index to Consolidated Financial
  Statements............................ F-1

==============================================================================




==============================================================================


                                                 SHARES


                                     [LOGO]


                                  THE LINCOLN
                                ELECTRIC COMPANY


                             CLASS A COMMON SHARES


                            ------------------------

                                   PROSPECTUS

                            ------------------------


                              MERRILL LYNCH & CO.


                          J.P.  MORGAN SECURITIES INC.


                               MCDONALD & COMPANY
                                SECURITIES, INC.


                                           , 1995

==============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Class A Common
Shares being registered hereby, other than underwriting discounts and commissions. Such expenses will be borne by the Company and the Selling
Shareholders in proportion to the number of Class A Common Shares offered by each.

          Securities and Exchange Commission registration fee.............  $44,828
          National Association of Securities Dealers, Inc. filing fee.....   13,500
          Transfer Agent's and Registrar's fees...........................        *
          Printing and engraving costs....................................        *
          Accounting fees and expenses....................................        *
          Legal fees and expenses (not including Blue Sky)................        *
          Blue Sky fees and expenses......................................        *
          Miscellaneous expenses..........................................        *
                                                                            -------
          Total...........................................................  $     *
                                                                            =======

- ---------------

* To be filed by amendment



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under certain circumstances provided in Article IV of the Company's Amended and Restated Code of Regulations, as amended, and subject to Section 1701.13 of the Ohio Revised Code (which sets forth certain conditions and limitations governing the indemnification of officers, directors and other persons), the Company will indemnify any director or officer or any former director or officer of the Company to the fullest extent permitted by Ohio law for claims arising because he is or was such director or officer of the Company or served in certain capacities at the request of the Company in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. A copy of Article IV of the Company's Amended and Restated Code of Regulations, as amended, is included herein as
Exhibit 4.2.

     The Company has entered into indemnity agreements (the "Indemnity Agreements") with the current directors of the Company and expects to enter into similar agreements with any director elected or appointed in the future at the time of their election or appointment.

     Pursuant to the Indemnity Agreements, the Company will, upon the authorization by either a majority of disinterested directors (or a legal opinion in the absence of a quorum), shareholders or a judicial body, indemnify a director of the Company (the "Indemnitee") if the Indemnitee is a party to any threatened, completed or pending legal proceeding by reason of the fact that the Indemnitee is or was a director of the Company, or is or was serving at the request of the Company in certain capacities with another entity, against all expenses, judgments, settlements and fines, actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding. Indemnification will not be available if it is proved by clear and convincing evidence that the Indemnitee's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company. Indemnification in criminal actions will only be available if the Indemnitee had no reasonable cause to believe his conduct was unlawful. The same coverage is provided whether or not the suit or proceeding is brought by or in the right of the Company, except that no indemnification will be made for any action in which the only liability asserted against the Indemnitee is pursuant to Section 1701.95 of the Ohio Revised Code.

     The Indemnity Agreements provide that in addition to the indemnification provisions in the proceeding paragraph the Company will, absent a procedural determination by a majority of the directors that the Indemnitee is not entitled to indemnification, indemnify the Indemnitee against any amount which he is or becomes obligated to pay relating to or arising out of any claim against him because of an act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which he commits, suffers, permits or acquiesces in while acting in his capacity as a director. The Company will not be obligated to make any payment in connection with any claim against the Indemnitee to the extent of any fine or similar governmental imposition which the Company is prohibited by law from paying or to the extent such claim is based upon the Indemnitee having actually realized a personal gain or profit to which he was not legally entitled, including without limitation profit from transactions which are recoverable or effected by Sections 16(b) and 10(b) of the Exchange Act, or Rule 10b-5 promulgated thereunder.

     The Indemnity Agreements mandate advancement of expenses to the Indemnitee if the Indemnitee provides the Company with a written promise to repay the advanced amounts in the event that it is determined that the conduct of the Indemnitee has not met the applicable standard of conduct. In addition, the Indemnity Agreements provide various procedures and presumptions in favor of the Indemnitee's right to receive indemnification under the Indemnity Agreement.

     Reference is made to Section 6 of the Underwriting Agreements (Exhibit 1 to this Registration Statement) which provides for indemnification of the Company's officers, directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Under the Company's director and officer liability insurance policy, each director and certain officers of the Company are insured against certain liabilities.

ITEM 16.  EXHIBITS.

     The following Exhibits are filed herewith and made a part hereof:

                                                                               PAGINATION BY
EXHIBIT                                                                         SEQUENTIAL
NUMBER                         DESCRIPTION OF EXHIBIT                        NUMBERING SYSTEM
- ------    -----------------------------------------------------------------  -----------------

  1       Form of the Purchase Agreement.

  4.1     Form of Amended and Restated Articles of Incorporation of The
          Lincoln Electric Company, as amended.

  4.2     Form of Amended and Restated Code of Regulations of The Lincoln
          Electric Company, as amended.

  4.3     Note Agreement dated November 20, 1991 between The Prudential
          Insurance Company of America and the Company (filed as Exhibit 4 to Form 10-K of The Lincoln Electric Company for the year ended
          December 31, 1991, SEC File No. 0-1402 and incorporated by reference and made a part hereof), as amended by letter dated
          March 18, 1993; 8.98% Senior Note Due November 26, 2003 (filed as
          Exhibit 4(a) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1992, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof); as further amended by letter dated as of November 19, 1993; 8.98%
          Senior Note Due November 26, 2003 (filed as Exhibit 4(a) to Form
          10-K of The Lincoln Electric Company for the year ended December
          31, 1993, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof), and as further amended by letter dated October 31, 1994 (filed as Exhibit 4(a) to Form 10-Q of The Lincoln Electric Company for the period ended September
          30, 1994, SEC File No. 0-1402 and incorporated herein by reference and made a part of hereof).

  4.4     Credit Agreement dated March 18, 1993 among the Company, the
          Banks listed on the signature page thereof, and Society National
          Bank, as Agent (filed as Exhibit 4(b) to Form 10-K of The Lincoln
          Electric Company for the year ended December 31, 1992, SEC File
          No. 0-1402 and incorporated herein by reference and made a part hereof), as amended by Amendment No. 1 to Credit Agreement dated
          November 19, 1993; 8.98% Senior Note Due November 26, 2003 (filed as Exhibit 4(b) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1993, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof), and as further amended by Amendment No. 2 to Credit Agreement dated
          October 31, 1994 (filed as Exhibit 4(b) to Form 10-Q of The
          Lincoln Electric Company for the period ended September 30, 1994,
          SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

*5        Opinion of Jones, Day, Reavis & Pogue.

 23.1     Consent of Ernst & Young LLP.

 23.2     Consent of Price Waterhouse.

 23.3     Consent of KPMG Klynveld Peat Marwick Goerdeler.

 23.4     Consent of KPMG Accountants N.V.

*23.5     Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).

 24       Powers of Attorney.


- ---------------

* To be filed by Amendment


ITEM 17.  UNDERTAKINGS.

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

     (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on April 27, 1995.

                                          THE LINCOLN ELECTRIC COMPANY

                                          By:   /s/ H. JAY ELLIOTT
                                              --------------------------------
                                              H. Jay Elliott
                                              Vice President, Chief Financial
                                              Officer and Treasurer

     Pursuant to the requirements of the Securities Act, this Registration
Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                   TITLE                          DATE
              -----------                                 -------                        ------

* DONALD F. HASTINGS                        Chairman of the Board, President         April 27, 1995
- ----------------------------------------    and Chief Executive Officer
Donald F. Hastings                          (Principal Executive Officer)


* FREDERICK W. MACKENBACH                   President, Chief Operating Officer,      April 27, 1995
- ----------------------------------------    and Director
Frederick W. Mackenbach

* HARRY CARLSON                             Vice Chairman                            April 27, 1995
- ----------------------------------------
Harry Carlson

* DAVID H. GUNNING                          Director                                 April 27, 1995
- ----------------------------------------
David H. Gunning

* EDWARD E. HOOD, JR.                       Director                                 April 27, 1995
- ----------------------------------------
Edward E. Hood, Jr.

* PAUL E. LEGO                              Director                                 April 27, 1995
- ----------------------------------------
Paul E. Lego

* HUGH L. LIBBY                             Director                                 April 27, 1995
- ----------------------------------------
Hugh L. Libby

* DAVID C. LINCOLN                          Director                                 April 27, 1995
- ----------------------------------------
David C. Lincoln

* EMMA S. LINCOLN                           Director                                 April 27, 1995
- ----------------------------------------
Emma S. Lincoln

* G. RUSSELL LINCOLN                        Director                                 April 27, 1995
- ----------------------------------------
G. Russell Lincoln




                                      II-5

               SIGNATURE                                   TITLE                          DATE
              -----------                                 --------                       -------

* HENRY L. MEYER III                        Director                                 April 27, 1995
- ------------------------------------------
Henry L. Meyer III

* LAWRENCE O. SELHORST                      Director                                 April 27, 1995
- ------------------------------------------
Lawrence O. Selhorst

* CRAIG R. SMITH                            Director                                 April 27, 1995
- ------------------------------------------
Craig R. Smith

* FRANK STEINGASS                           Director                                 April 27, 1995
- ------------------------------------------
Frank Steingass

  /s/ H. JAY ELLIOTT                        Vice President, Chief Financial          April 27, 1995
- ------------------------------------------  Officer and Treasurer (principal
H. Jay Elliott                              financial and accounting officer)



* The undersigned, by signing his name hereto, does hereby sign and execute this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and which have been filed with the Securities and Exchange Commission on behalf of such officers and directors.


  /s/ H. JAY ELLIOTT                                              April 27, 1995
- ------------------------------------------
Attorney-in-Fact


                                 EXHIBIT INDEX

                                                                               PAGINATION BY
EXHIBIT                                                                         SEQUENTIAL
NUMBER                         DESCRIPTION OF EXHIBIT                        NUMBERING SYSTEM
- ------    -----------------------------------------------------------------  -----------------
  1       Form of the Purchase Agreement.

  4.1     Form of Amended and Restated Articles of Incorporation of The
          Lincoln Electric Company, as amended.

  4.2     Form of Amended and Restated Code of Regulations of The Lincoln
          Electric Company, as amended.

  4.3     Note Agreement dated November 20, 1991 between The Prudential
          Insurance Company of America and the Company (filed as Exhibit 4 to Form 10-K of The Lincoln Electric Company for the year ended
          December 31, 1991, SEC File No. 0-1402 and incorporated by reference and made a part hereof), as amended by letter dated
          March 18, 1993; 8.98% Senior Note Due November 26, 2003 (filed as
          Exhibit 4(a) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1992, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof); as further amended by letter dated as of November 19, 1993; 8.98%
          Senior Note Due November 26, 2003 (filed as Exhibit 4(a) to Form
          10-K of The Lincoln Electric Company for the year ended December
          31, 1993, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof), and as further amended by letter dated October 31, 1994 (filed as Exhibit 4(a) to Form 10-Q of The Lincoln Electric Company for the period ended September
          30, 1994, SEC File No. 0-1402 and incorporated herein by reference and made a part of hereof).

  4.4     Credit Agreement dated March 18, 1993 among the Company, the
          Banks listed on the signature page thereof, and Society National
          Bank, as Agent (filed as Exhibit 4(b) to Form 10-K of The Lincoln
          Electric Company for the year ended December 31, 1992, SEC File
          No. 0-1402 and incorporated herein by reference and made a part hereof), as amended by Amendment No. 1 to Credit Agreement dated
          November 19, 1993; 8.98% Senior Note Due November 26, 2003 (filed as Exhibit 4(b) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1993, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof), and as further amended by Amendment No. 2 to Credit Agreement dated
          October 31, 1994 (filed as Exhibit 4(b) to Form 10-Q of The
          Lincoln Electric Company for the period ended September 30, 1994,
          SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

 *5       Opinion of Jones, Day, Reavis & Pogue.

  23.1    Consent of Ernst & Young LLP.

  23.2    Consent of Price Waterhouse.

  23.3    Consent of KPMG Klynveld Peat Marwick Goerdeler.

  23.4    Consent of KPMG Accountants N.V.

 *23.5    Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).

  24      Powers of Attorney.


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* To be filed by Amendment

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